                                                   FORM 18-K/A

                           For Foreign Governments and Political Subdivisions Thereof

                                       SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

                                               AMENDMENT NO. 3 TO
                                                  ANNUAL REPORT
                                                       of
                                               PROVINCE OF ONTARIO
                                                    (Canada)
                                              (Name of Registrant)

                                 Date of end of last fiscal year: March 31, 2002

                                             SECURITIES REGISTERED*
                                      (As of the close of the fiscal year)

        Title of Issue                     Amounts as to which                  Names of exchanges
                                           registration is effective            on which registered
        N/A                                N/A                                  N/A

                          Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                                  Jamal Khokhar
                                                   Counsellor
                                                Canadian Embassy
                                          501 Pennsylvania Avenue N.W.
                                             Washington, D.C. 20001

                                                   Copies to:
                                                 Brice T. Voran
                                               Shearman & Sterling
                                       Commerce Court West, 199 Bay Street
                                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                               PROVINCE OF ONTARIO

                  In connection  with the issuance by the Province of Ontario of  NZ$250,000,000  5.75% Bonds due
March 3, 2008,  the  undersigned  registrant  hereby  amends its Annual  Report on Form 18-K for the fiscal  year ended March 31, 2002 (the "Annual Report") as follows:

                  The following additional exhibits are added to the Annual Report:

                  Exhibit (g)       Fiscal  Agency  Agreement,  dated as of March 3, 2003,  including the form of
                                    Bonds;  Underwriting Agreement,  dated as of February 19, 2003, including the names and addresses of the Underwriters;  Opinion of the Legal Counsel, Legal
                                    Services Branch, Ministry of Finance of the Province of Ontario,  including a consent  relating  thereto,  in respect  of the  legality  of the Bonds;  and
                                    Schedule of Expenses.

                                                    SIGNATURE

                  Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant has duly caused  this  amendment  to the  annual  report to be signed on its  behalf by the  undersigned,  thereunto  duly authorized, at Toronto, Ontario.

                                                     PROVINCE OF ONTARIO
                                                     (Name of registrant)

March 3, 2003                                        By:    /s/ Gadi Mayman
                                                         -------------------------------------------------
                                                           Name:       Gadi Mayman
                                                           Title:      Executive Director
                                                                       Capital Markets Division
                                                                       Ontario Financing Authority

                                                  Exhibit Index

Exhibit (g):               Fiscal  Agency  Agreement,   dated  as  of  March  3,  2003,
                           including the form of Bonds;  Underwriting Agreement,  dated as of February 19, 2003,  including  the names and addresses of the  Underwriters;  Opinion of the Legal  Counsel,  Legal
                           Services  Branch,  Ministry  of Finance of the  Province  of
                           Ontario,  including a consent relating  thereto,  in respect of the legality of the Bonds; and Schedule of Expenses.

                                                                                        EXHIBIT (g)

                                                                                Fiscal Agency Agreement
                                                                                CONFORMED COPY

                               PROVINCE OF ONTARIO

                                 NZ$250,000,000

                          5.75% BONDS DUE MARCH 3, 2008

                              --------------------

                             FISCAL AGENCY AGREEMENT
                              --------------------

                                                       Dated as of March 3, 2003

                              PROVINCE OF ONTARIO

     FISCAL AGENCY AGREEMENT dated as of March 3, 2003,  between the Province of
Ontario (the  "Province") and The Bank of New York, a corporation  organized and existing  under  the laws of the State of New York,  as fiscal  agent,  transfer agent, registrar and principal paying agent.

     1.  Underwriting  Agreement.  The  Province  entered  into an  Underwriting
Agreement  dated  February  19,  2003 (the  "Underwriting  Agreement")  with the several  underwriters  listed on Schedule II thereto providing for the issue and sale by the Province of NZ$250,000,000 aggregate principal amount of 5.75% Bonds due March 3, 2008 (the "Bonds").

     2.  Appointment of Registrar;  Paying Agents;  Additional  Transfer  Agent;
Exchange Rate Agent.  (a) The Province  hereby appoints The Bank of New York, at present having its principal  office at 101 Barclay  Street,  New York, New York
10286,  in the Borough of  Manhattan,  The City and State of New York, as fiscal agent, transfer agent,  registrar and principal paying agent of the Province for the Bonds, upon the terms and conditions set forth herein.  The Bank of New York accepts such  appointments,  and along with its successors as such fiscal agent, transfer agent,  registrar and principal paying agent is hereinafter referred to as the  "Registrar".  The  Province has also  appointed  the Bank of New York as exchange rate agent (the "Exchange Rate Agent")  pursuant to an agreement  dated
March 3, 2003 between the Province and the Bank of New York (the  "Exchange Rate
Agency Agreement").

     (b) The  Province  may from  time to time  appoint  one or more  additional agents  (hereinafter  called a "Paying  Agent" or the "Paying  Agents")  for the payment (subject to the applicable laws and regulations) of the principal of and interest and  Additional  Amounts (as defined in the terms and conditions of the
Bonds),  if any,  on the  Bonds at such  place or  places  as the  Province  may determine  pursuant  to a written  paying  agency  agreement  (a "Paying  Agency
Agreement").  The  Province may at any time  terminate  the  appointment  of any
Paying Agent provided,  however, that for so long as the Bonds are listed on the
Luxembourg  Stock  Exchange and if the rules of such stock exchange on which the
Bonds are listed so  require,  the  Province  will  maintain  a paying  agent in
Luxembourg.  The  Province  will  keep the  Registrar  informed  as to the name, address,  and telephone and facsimile  numbers of each Paying Agent appointed by it and will notify the Registrar of the  resignation  of any Paying  Agent.  The
Province,  with  the  acknowledgment  of the  Registrar,  has  appointed  Banque
Generale du  Luxembourg  S.A. as its initial  Paying  Agent in  Luxembourg.  The
Registrar  shall  arrange with each Paying  Agent for the  payment,  as provided herein, of the principal of and interest and Additional  Amounts, if any, on the
Bonds on terms approved by the Province (further  references herein to principal and interest shall be deemed to also refer to any Additional Amounts).

     (c) The  Province  may from  time to time  appoint  one or more  additional agents for the  processing  of  applications  for  registration  of  transfer or exchange of fully registered Bonds in definitive form  (hereinafter  referred to as an "Additional  Transfer Agent" or "Additional Transfer Agents" and, together with the  Registrar,  in its  capacity as transfer  agent of the  Province,  the
"Transfer  Agents" or  individually  a "Transfer  Agent")  pursuant to a written transfer agency agreement (a "Transfer Agency  Agreement").  The Province may at
any time terminate the appointment of any Additional  Transfer Agent;  provided, however,  that as long as the Bonds are listed on the Luxembourg Stock Exchange, and the rules of such  exchange  so  require,  the  Province  will  maintain  an
Additional  Transfer Agent in  Luxembourg.  The Province will keep the Registrar informed as to the name,  address and telephone  and  facsimile  numbers of each
Additional  Transfer Agent  appointed by it and will notify the Registrar of the resignation or termination of the appointment of any Additional  Transfer Agent.
The Province,  with the  acknowledgment  of the Registrar,  has appointed Banque
Generale du Luxembourg S.A. as its Additional Transfer Agent in Luxembourg.

     3. Form.  (a) The Bonds shall  initially be issued in the form of one fully
registered   global   certificate   without  coupons  (such  registered   global
certificate and any registered global  certificates  issued upon any transfer or exchange thereof or in replacement  therefor are hereinafter  referred to as the
"Global  Bond").  The Global Bond shall be registered in the name of Cede & Co., as nominee of The Depository  Trust Company  ("DTC") and held by The Bank of New
York as custodian for DTC ("DTC  Custodian").  As long as DTC or its  respective nominee is the  registered  holder of the Global Bond, it will be considered the sole owner and  registered  holder of the Bonds for all purposes  hereunder  and under the Global Bond.  None of the Province,  the Registrar or any Paying Agent
will have any responsibility or liability for any aspect of the records relating to or  payments  made by DTC on account of  beneficial  interests  in the Global
Bond. Except as provided in Section 6 hereof,  owners of beneficial interests in the Global Bond will not be entitled to have Bonds  registered  in their  names, will not receive or be entitled to receive Bonds in definitive  registered  form and will not be considered registered holders thereof under this Agreement.  The
Global Bond will be substantially in the form attached hereto as Exhibit 1.

     (b) All Bonds  (including  the Global  Bond) shall be executed on behalf of the  Province  by the  signature,  manual or in  facsimile,  of the  Minister of
Finance  or the  manual  signature  of any one of (i)  the  Deputy  Minister  of
Finance, or (ii) the Chief Executive Officer,  the Executive  Director,  Capital
Markets  Division,  any Director,  Capital  Markets  Division,  or the Director,
Capital Markets Research Division,  all of the Ontario Financing Authority,  and
shall be sealed with the manual or facsimile seal of the Minister of Finance. In the event that any  official  of the  Province  who shall  have  signed or whose facsimile  signature shall appear upon any of the Bonds shall cease to hold such office  before  the  Bonds so signed  shall  actually  have been  authenticated,
registered  or  delivered,   such  Bonds   nevertheless  may  be  authenticated,
registered  and  delivered  with the same force and effect as though such person who signed such Bonds had not ceased to be such official of the Province.

     4. Authentication. The Registrar shall, upon receipt of Bonds duly executed and sealed on behalf of the Province  together with a written order or orders to authenticate  and deliver  Bonds in a stated  aggregate  principal  amount,  (i)
authenticate  and register not more than the said aggregate  principal amount of
Bonds and deliver  them in  accordance  with the written  order or orders of the
Province  and  (ii)  thereafter  authenticate,  register  and  deliver  Bonds in accordance with the provisions of Sections 5, 6 and 8 of this Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and  outstanding  at any time,  whether  in the form of Global  Bond or Bonds in definitive  registered  form,  issued in exchange for the Global Bond, shall not
exceed   NZ$250,000,000  in  aggregate  principal  amount,  plus  the  aggregate principal amount of any additional Bonds issued by the Province  pursuant to any supplement hereto in accordance with Section 15 of this Agreement.

     5. Registration,  Transfers and Exchanges.  (a) The Registrar,  as agent of the Province for such purpose,  shall at all times keep at its principal  office in the  Borough of  Manhattan,  The City and State of New York,  a  register  or registers  (hereinafter  the "Register" or "Registers") for the registration and registration  of transfers and exchanges of Bonds, in which shall be entered the names and addresses of the registered  holders of Bonds and the principal amount of and other particulars of the Bonds held by them. Subject to Section 6 hereof, upon  surrender  for  registration  of transfer of any Bond at said office,  the
Registrar  shall  authenticate,  register  and  deliver,  in  the  name  of  the transferee or  transferees,  a new Bond or Bonds for a like aggregate  principal amount.  Subject to Section 6 hereof,  upon surrender of any Bond at said office for  exchange,  the  Registrar  shall  authenticate,  register and  deliver,  in exchange  for such Bond, a new Bond or new Bonds of the  appropriate  authorized denomination(s) and for a like aggregate principal amount in accordance with the provisions of the Bonds. The Province and the Registrar shall not be required to make any  exchange of Bonds if as a result  thereof,  the  Province  would incur adverse tax or other similar  consequences  under the laws or regulations of any jurisdiction in effect at the time of the exchange.

     (b) All  new  Bonds  authenticated  and  delivered  by the  Registrar  upon registration of transfer or in exchange for Bonds of other  denominations  shall be so dated  that  neither  gain nor loss of  interest  shall  result  from such registration of transfer or exchange.

     (c) All Bonds  presented  or  surrendered  for  registration  of  transfer, exchange or payment shall be accompanied by a written  instrument or instruments of  transfer  in  form  satisfactory  to the  Registrar,  duly  executed  by the registered  holder or its  attorney  duly  authorized  in  writing  and with the signatures  thereon duly guaranteed by a commercial bank or trust company having its  principal  office  in The City of New  York or by a member  of the New York
Stock Exchange.

     (d) The Registrar and each  Additional  Transfer Agent shall not impose any service charge on the registered  holder on any such registration of transfer or exchange of Bonds in the normal  course of business;  however,  the Province may require of the party  requesting  such  transfer  or  exchange,  as a  condition precedent to the exercise of any right of transfer or exchange contained in this
Agreement or in the Bonds, the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith.

     (e) The Province, the Registrar and any Paying Agent or Additional Transfer
Agent may treat the person in whose name any Bond is  registered as the absolute owner of such Bond for the  purpose of  receiving  payment of  principal  of and interest on such Bond,  and all other purposes  whatsoever,  whether or not such
Bond be overdue,  and none of the Province,  the Registrar,  any Paying Agent or any  Additional  Transfer  Agent shall be affected by any notice to the contrary and any such payment shall be a good and  sufficient  discharge to the Province, the Registrar and any Paying Agent or Additional  Transfer  Agent for the amount so paid.

     (f) The  Registrar  shall not be  required  to  register  any  transfer  or exchange of Bonds (and any  Additional  Transfer  Agent shall not be required to accept presentment of fully registered Bonds in definitive form for registration of transfer or exchange by the Registrar) during the period (i) from the Regular
Record Date (as defined in the Bonds) to the  Interest  Payment Date (as defined in the Bonds) or (ii) from the close of business on the  fifteenth day preceding the date of early redemption of the Bonds (the "Redemption  Record Date") to the
date of early redemption of the Bonds (the "Redemption  Date"). For the purposes of any interest payment made in accordance with Section 7(b) or (c) hereof, such payment shall be made to those  persons in whose names the Bonds are  registered on such Regular Record Date or Redemption Record Date.

     (g) Each  Additional  Transfer  Agent,  as agent of the  Province  for such purpose,  shall maintain an office in its jurisdiction at which fully registered
Bonds in  definitive  form may be  presented  for  registration  of  transfer or exchange by the Registrar in accordance  with this  Agreement.  Each  Additional
Transfer Agent shall  promptly  forward to the Registrar all such Bonds received by it, together with the written  instrument or instruments of transfer referred to above.

     6. Special  Provisions  Relating to the Global Bond.  (a) Unless the Global
Bond is presented by an authorized  representative  of DTC to the Province,  the
Registrar or their respective  agents for registration of transfer,  exchange or payment,  and any replacement  Global Bond issued is registered in the name of a nominee of DTC as requested by such authorized representative and any payment is made to such  nominee of DTC,  any  transfer,  pledge or other use of the Global
Bond for  value or  otherwise  shall be  wrongful  since the  registered  holder thereof has an interest therein.

     (b) Except as  provided in this  subparagraph,  Bonds will not be issued in definitive  registered form. If at any time DTC notifies the Province that it is unwilling or unable to continue as  depository  for the Global Bond or if at any time DTC  ceases to be a clearing  agency  registered  under the  United  States
Securities  Exchange Act of 1934, as amended, or otherwise ceases to be eligible to be a  depositary,  the Province  shall  appoint a successor  depositary  with respect to the Global Bond. If a successor depositary for the Global Bond is not appointed by the Province within a reasonable period after the Province receives such notice or becomes aware of such  ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar,  upon receipt thereof, shall authenticate and deliver such Bonds in definitive registered form without coupons, in denominations of NZ$1,000 and integral multiples thereof, in an aggregate  principal  amount equal to the aggregate  principal  amount of the
Global Bond as of the exchange date.

     The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds  held in the form of the  Global  Bond.  In such event the
Province  shall execute and seal Bonds in definitive  registered  form,  and the
Registrar,  upon receipt thereof,  shall  authenticate and deliver such Bonds in definitive  registered form without  coupons,  in  denominations of NZ$1,000 and integral  multiples  thereof,  in an  aggregate  principal  amount  equal to the aggregate principal amount of the Global Bond as of the exchange date.

     Upon the  exchange  of the Global Bond for Bonds in  definitive  registered form, the Registrar  shall cancel such Global Bond and shall reduce the holdings of Cede & Co. on the Register to nil. Bonds in definitive registered form issued in exchange for the Global Bond  pursuant to this section shall be registered in such  names  as DTC  pursuant  to  instructions  from  its  direct  or  indirect participants  or otherwise,  shall  instruct the Registrar or the Province.  The
Registrar  shall  deliver  such  Bonds in  definitive  registered  form to or as directed by the persons in whose names such definitive  registered  Bonds are so registered and, to the extent reasonably practicable in the circumstances, shall direct all payments to be made in respect of such Bonds in definitive registered form to the registered  holders thereof on or after such exchange  regardless of whether such exchange occurred after the record date for such payment.

     All Bonds in  definitive  registered  form issued upon the  exchange of the
Global Bond shall be valid  obligations  of the  Province,  evidencing  the same debt, entitled to the same benefits and subject to the same terms and conditions
(except insofar as they relate specifically to a Global Bond) as the Global Bond surrendered upon such exchange.

     7. Payment. (a) The Province will pay to the Registrar,  in same day funds, in such coin or  currency  of New  Zealand  as at the time of  payment  is legal tender for payment of public and private debts, to an account to be specified by the  Registrar,  on the day on which  the  same  shall  become  due (or the next succeeding  Business  Day if such  due  date  falls  upon a day  which  is not a
Business Day as defined below,  unless such next following Business Day falls in the next  succeeding  calendar  month, in which case the related payment will be made on the  immediately  preceding  Business  Day as if made on the  date  such payment was due), all amounts to be paid on the Bonds for principal and interest on that date as  required  by the terms of the Bonds,  and the  Province  hereby authorizes  and  directs  the  Registrar,  from the funds so paid to it, to make payment of the principal and interest in respect of the Bonds in accordance with their terms and the provisions set forth below. For the purposes of this Section
7(a),  "Business Day" shall mean a day on which banking institutions in the City of New York,  the City of London,  the City of Auckland,  the City of Wellington
and the City of Toronto are not  authorized  or  obligated  by law or  executive order to be closed.

     (b) Payment of  principal  and interest on the Global Bond shall be made in
New  Zealand  dollars  to the  Registrar.  In  accordance  with the terms of the
Exchange Rate Agency Agreement,  the Exchange Rate Agent shall exchange such New
Zealand dollars for U.S. dollars and pay such amounts directly to Cede & Co., as nominee  of DTC,  in same day  funds in  accordance  with  procedures  agreed to between the Registrar and DTC. Owners of beneficial interests in the Global Bond held through DTC ("U.S.  Investors") will receive such payments in U.S. dollars, unless they elect, through DTC and its participants,  to receive payments in New
Zealand  dollars  in  accordance  with the  terms of the  Exchange  Rate  Agency
Agreement,  in which case the Exchange Rate Agent shall make New Zealand  dollar payments directly to such accounts designated by the U.S. Investors through DTC.
All costs of such  conversion  will be borne by U.S.  Investors  receiving  U.S.
dollars by deduction from such payments.

     (c) Payment of principal in respect of Bonds in definitive  registered form issued  pursuant  to Section  6(b) hereof  shall be made in New Zealand  dollars against  surrender at the office of the  Registrar in the Borough of  Manhattan,
The City and State of New York or at the office of any Paying Agent appointed by the Province for such purpose  pursuant to this Fiscal Agency  Agreement and any
Paying  Agency  Agreement.  Payment of interest  due prior to or on the Maturity
Date or on any  Redemption  Date will be made by forwarding by post or otherwise delivering a cheque payable in New Zealand  dollars to the registered  addresses of registered  holders of Bonds,  or, at the option of the  Province,  otherwise transferring  funds to the registered holders of the Bonds. Such cheque shall be dated the due date for payment and made  payable to the order of the  registered holder  or, in the case of joint  registered  holders,  to the order of all such joint holders (failing instructions from them to the contrary) and shall be sent to the address of that one of such joint  holders whose name stands first in the register as one of such joint  holders.  The  Registrar  shall mail or otherwise deliver such cheques to the names and addresses of  registered  holders of Bonds sufficiently  in advance of the  relevant  due date for payment  that receipt of such  cheques by  registered  holders  on or before  the due date is  reasonably assured.

     (d) All monies paid to the Registrar  under Section 7(a) of this  Agreement shall be held by it in a separate  account  from the  moment  when such money is received until the time of actual payment,  in trust for the registered  holders of Bonds to be applied by the Registrar to payments due on the Bonds at the time and in the manner provided for in this Agreement and the Bonds, provided that if the Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure, the Province otherwise duly makes such payments to the registered holders of Bonds, the Registrar shall thereupon hold such monies paid to it under Section 7(a) in trust for the Province. Any money deposited with the
Registrar  for the payment of the  principal  or interest in respect of any Bond remaining  unclaimed for two years after such  principal or interest  shall have become due and payable shall be repaid to the Province without interest, and the registered  holder of a Bond may  thereafter  look only to the  Province for any payment to which such holder may be entitled.

     8. Mutilated,  Destroyed, Stolen or Lost Bond Certificates. (a) If any Bond
certificate is mutilated,  defaced,  destroyed,  stolen or lost, application for replacement  shall be made to the  Registrar  who shall  promptly  transmit such application  to the  Province.  Such  application  shall be  accompanied  by the mutilated or defaced  certificate or proof,  satisfactory to the Province in its discretion,  of the  destruction,  theft  or loss of the  certificate,  and upon receipt by the Province of an indemnity  satisfactory  to it, the Province shall execute a new certificate of like tenor, and upon written  instructions from the
Province,  the  Registrar  shall  thereupon  cancel  the  mutilated  or  defaced certificate  and adjust the Register to reflect the  cancellation,  destruction, theft or loss of a certificate,  as the case may be, and authenticate,  register and deliver  such new  certificate  in  exchange  for the  mutilated  or defaced certificate or in substitution  for the destroyed,  stolen or lost  certificate.
Such  replacement  certificate  shall be so dated that  neither gain nor loss in interest will result from such exchange or substitution. All expenses associated with  procuring  any  indemnity  and with the  preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

     (b) Whenever any Bond  alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is  presented to the  Registrar,  any
Paying Agent or any Additional  Transfer Agent for payment on the Maturity Date, the Redemption Date or for registration of transfer or exchange,  the Registrar, the Paying Agent or the  Additional  Transfer  Agent,  as the case may be, shall immediately notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

     9. Maturity,  Redemption and Purchases.  (a) Unless previously redeemed for tax reasons as provided in the terms and conditions of the Bonds, or repurchased by the Province, as provided below, the principal amount of the Bonds is due and payable on March 3, 2008 (the "Maturity Date").

     (b) In accordance with the terms and conditions of the Bonds,  upon receipt of a notice to redeem and a  certificate  of the  Province,  as set forth in the
Bonds,  not less than 30 days and no more than 60 days  prior to the  Redemption
Date,  the  Registrar  shall cause to be published,  in accordance  with Section
19(b) hereof, on behalf of the Province a notice of redemption stating:  (i) the
Redemption Date; (ii) the redemption  price; and (iii) if applicable,  the place or places of surrender of the Bonds to be redeemed.

     (c) The  Province  may,  if not in default  under the  Bonds,  at any time, purchase  Bonds in the open market,  or by tender or by private  contract at any price,  in accordance  with applicable law and may cause the Registrar to cancel any Bonds so purchased.

     (d) If the Province  elects to cancel any Bonds  purchased by it when Bonds have been issued in the form of a Global Bond,  it may require the  Registrar to register such  cancellation  and to reduce the outstanding  aggregate  principal amount of the Global Bond in  accordance  with the regular  procedures of DTC in effect at such time,

     10. Cancellation and Destruction.  All Bonds which are paid on the Maturity
Date or the Redemption  Date, or  surrendered  for  registration  of transfer or exchange for other  certificates or for  replacement,  shall be cancelled by the
Registrar who shall register such cancellation.  The Registrar shall, as soon as practicable  after the date of  cancellation  of Bonds  under  this  section  or
Section  8(a)  or the  date  that  the  register  is  adjusted  to  reflect  the destruction,  theft or loss of a  certificate  pursuant to Section  8(a) hereof, furnish the  Province  with a  certificate  or  certificates  stating the serial numbers and total number of Bonds that have been cancelled.  The Registrar shall destroy all cancelled Bonds in accordance with the  instructions of the Province and  shall  furnish  to  the  Province,  on  a  timely  basis,  certificates  of destruction  stating the serial  numbers,  dollar  value and total number of all
Bonds destroyed hereunder.

     11. (a) Limit on Liability. In acting under this Agreement,  the Registrar, any Paying Agent and any  Additional  Transfer Agent are acting solely as agents of the Province and do not assume any  obligation or  relationship  of agency or trust for or with any of the  registered  holders of the Bonds,  except that all funds held by the Registrar,  any Paying Agent or Additional  Transfer Agent for
payment  of  principal  or  interest  shall be held in trust for the  registered holders of Bonds as provided in this Agreement.

     (b) Rights and  Liabilities  of  Registrar.  The  Registrar  shall incur no liability  for,  or in  respect  of, any  action  taken,  omitted to be taken or suffered by it in reliance upon any Bond, certificate,  affidavit,  instruction, notice,  request,  direction,  order,  statement  or other  paper,  document  or communications  reasonably believed by it to be genuine. Any order, certificate,
affidavit,   instruction,   notice,  request,  direction,   statement  or  other
communication  from the  Province  made or given by it and  sent,  delivered  or directed to the Registrar under,  pursuant to, or as permitted by, any provision of this  Agreement  shall be sufficient  for purposes of this  Agreement if such communication is in writing and signed by any authorized officer of the Province or its attorney duly authorized in writing.

     (c) Right of Agent to Own Bonds. The Registrar, each Paying Agent, and each
Additional  Transfer  Agent,  and their officers,  directors and employees,  may become  the  holder of, or acquire  any  interest  in, any Bonds,  with the same rights that it or they would have if it were not the Registrar or a Paying Agent or an  Additional  Transfer  Agent  hereunder,  or they were not such  officers, directors or  employees,  and may engage or be  interested  in any  financial or other transaction with the Province and may act on, or as depositary, trustee or agent  for,  any  committee  or body of  registered  holders  of  Bonds or other obligations  of the  Province  as  freely as if it were not the  Registrar  or a
Paying Agent or an  Additional  Transfer  Agent  hereunder or they were not such officers, directors or employees.

     12.  Expenses  and  Indemnity.  (a)  In  connection  with  the  Registrar's appointment  and  duties  as  Registrar,  the  Province  will pay the  Registrar compensation  in an  amount  separately  agreed  upon  by the  Province  and the
Registrar.  The Province will  indemnify and hold harmless the  Registrar,  each
Paying Agent and each  Additional  Transfer  Agent against all claims,  actions, demands,  damages,  costs,  losses or  liability  which may be  incurred  by the
Registrar, any Paying Agent or any Additional Transfer Agent by reason of, or in connection with, the Registrar's,  any Paying Agent's or any Additional Transfer
Agent's appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying
Agent or any Additional Transfer Agent or their respective directors,  officers, employees or agents.  In  addition,  the Province  will (i)  indemnify  and hold harmless  the DTC  Custodian  on the same basis as  aforesaid  in respect of its duties as  custodian  for DTC but only to the  extent the DTC  Custodian  is not otherwise  entitled to be  indemnified  or held harmless by DTC, and (ii) shall, pursuant  to  arrangements  separately  agreed  upon  by the  Province  and  the
Registrar,  transfer  to the  Registrar,  upon  presentation  of  substantiating documentation  satisfactory to the Province, amounts sufficient to reimburse the
Registrar for certain  out-of-pocket  expenses  reasonably incurred by it and by any Paying  Agent in  connection  with their  services.  The  obligation  of the
Province under this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

     (b) The  Registrar,  each Paying Agent and each  Additional  Transfer Agent agrees to indemnify and hold harmless the Province against all claims,  actions, demands,  damages,  costs,  losses and liabilities arising out of or relating to any negligent act or omission,  bad faith or wilful misconduct of the Registrar, such Paying Agent or such Additional  Transfer Agent, as the case may be, or its respective  directors,  officers,  employees or agents.  The  obligations of the
Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent under this paragraph  shall survive  payment of the Bonds and resignation or removal of the
Registrar, each Paying Agent and each Additional Transfer Agent.

     (c) Each  indemnified  party shall give prompt notice to each  indemnifying party of any action  commenced  against it in respect of which  indemnity may be sought  under this  Agreement  but failure to so notify any  indemnifying  party shall not  relieve it from any  liability  which it may have  otherwise  than on account of this  indemnity.  An  indemnifying  party may  participate at its own expense in the defence of such action.  If it so elects within a reasonable time after receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal  advisors  chosen by it and  approved by the  indemnified party defendant in such action, unless such indemnified party reasonably objects to such  assumption on the ground that there may be legal defences  available to it  which  are  different  from  or in  addition  to  those  available  to  such indemnifying  party,  but an  indemnifying  party  may  not  settle  any  action commenced  against an  indemnified  party  without  the  written  consent of the indemnified  party.  In order to be entitled to an  indemnity  with respect to a claim  hereunder,  an  indemnified  party will not,  without  the prior  written consent of the indemnifying  party, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder (whether or not the indemnifying party is an actual or potential party to such claim or action).  If an  indemnifying  party assumes the defence of any such action, the indemnifying party shall not be liable for any fees or expenses of the legal advisors of the indemnified party incurred thereafter in connection with such  action.  In no event shall the  indemnifying  party be liable for the fees and expenses of more than one legal  advisor for the  indemnified  party in connection  with any one action or  separate  but  similar  or  related  actions arising out of the same general allegations or circumstances.

     13. (a) Successor  Registrar.  The Province  agrees that there shall at all times be a Registrar  hereunder and that the registrar  shall be a bank or trust company  organized  and doing  business  under the laws of the United  States of
America  or of the State of New York,  in good  standing  and  having a place of business  in the  Borough  of  Manhattan,  The City and State of New  York,  and
authorized  under such laws to exercise  corporate trust powers,  provided,  the
Province may choose to act at any time as its own fiscal agent,  transfer agent, registrar and principal paying agent.

     The Registrar  shall not transfer or assign this  Agreement or any interest
or  obligation  herein  without  the  Province's  prior  written  consent.   Any
corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated, or any corporation resulting from any merger,  conversion or  consolidation  to which the Registrar shall sell or otherwise transfer all or substantially all of the corporate trust business of the  Registrar,  provided  that it shall be qualified as  aforesaid, shall be the successor  Registrar under this Agreement  without the execution or filing of any paper or any further act on the part of any of the parties hereto, but subject to prior notice to and the prior written approval of the Province.

     (b)  Resignation.  The Registrar  may at any time resign by giving  written notice to the  Province  of its  resignation,  specifying  the date on which its resignation  shall become  effective (which shall not be less than 60 days after the date on which such  notice is given  unless the  Province  shall  agree to a shorter  period);  provided  that no such notice  shall expire less than 30 days before or 30 days after the due date for any payment of principal or interest in respect of the Bonds.  The  Province  may  remove the  Registrar  at any time by giving written notice to the Registrar specifying the date on which such removal shall become effective.  Such resignation or removal shall only take effect upon the appointment by the Province of a successor Registrar and upon the acceptance of such appointment by such successor Registrar.  Any Paying Agent or Additional
Transfer  Agent may resign or may be removed at any time upon like  notice,  and the Province in any such case may appoint in substitution  therefor a new Paying
Agent or Paying  Agents or  Additional  Transfer  Agent or  Additional  Transfer
Agents.

     (c) Bankruptcy or Insolvency of Registrar. The appointment of the Registrar hereunder shall forthwith  terminate,  whether or not notice of such termination shall  have  been  given,  if at any time the  Registrar  becomes  incapable  of performing its duties hereunder,  or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the  appointment  of a liquidator or receiver of all or any  substantial  part of its property or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding up or  dissolution  of the Registrar, or if a liquidator or receiver of the Registrar of all or any  substantial  part of its property is appointed,  or if any order of any court is entered approving any  petition  filed by or against  it under the  provisions  of any  applicable bankruptcy or insolvency  law, or if any public  officer takes charge or control of the Registrar or its property or affairs for the purposes of  rehabilitation, conservation or liquidation.

     (d)  Appointment  of  Successor.  Prior to the  effective  date of any such resignation or removal of the Registrar, or if the Registrar shall become unable to act as such or shall cease to be qualified as aforesaid,  the Province  shall appoint a successor Registrar, qualified as aforesaid. Upon the appointment of a successor  Registrar  and its  acceptance  of  such  appointment,  the  retiring
Registrar  shall,  at the  direction  of the  Province  and upon  payment of its compensation and expenses then unpaid, deliver and pay over to its successor any and all  securities,  money and any other  properties  then in its possession as
Registrar and shall thereupon cease to act hereunder.

     (e) Payment of Certain Registrar's Fees Upon Termination.  If the Registrar
resigns  pursuant  to Section  13(b) of this  Agreement  or ceases to act as the
Province's  fiscal  agent in respect of the Bonds  pursuant to Section  13(c) of this  Agreement,  the Registrar  shall only be entitled to annual fees otherwise payable to it under this Agreement on a pro rata basis for that period since the most recent  anniversary of this Agreement  during which the Registrar has acted as fiscal agent hereunder.  In the event that the Registrar ceases to act as the
Province's  fiscal  agent in  respect  of the Bonds for any  other  reason,  the
Registrar  shall be  entitled  to receive  the full  amount of the  annual  fees payable to it in respect of the Bonds pursuant to Section 12 of this Agreement.

     14. Meetings of Holders of Bonds. (a) The Registrar shall convene a meeting of the registered  holders of the Bonds for any lawful purpose  affecting  their interests upon receipt of a written request of the Province or a written request signed in one or more  counterparts  by the registered  holders of not less than
10% of the  principal  amount  of the  Bonds  then  outstanding  and upon  being indemnified as to its reasonable  satisfaction by the Province or the registered holders of Bonds  signing such  request,  as the case may be,  against the costs which may be  incurred  in  connection  with the  calling  and  holding  of such meeting.  If the Registrar fails to give notice convening such meeting within 30 days  after  receipt  of  such  request  and  indemnity,  the  Province  or such registered holders of Bonds, as the case may be, may convene such meeting. Every such  meeting  shall be held in  Toronto,  Canada or such other  place as may be approved or determined by the Province.

     (b) At  least  21  days'  notice  of any  meeting  shall  be  given  to the registered holders of the Bonds in the manner provided pursuant to the terms and conditions of the Bonds and a copy thereof  shall be sent by prepaid  courier to the Registrar  unless the meeting has been called by the  Registrar,  and to the
Province,  unless the meeting has been called by the Province. Such notice shall state the time,  place and purpose of the meeting and the general  nature of the business to be transacted  at the meeting,  and shall include a statement to the effect that, prior to 48 hours before the time fixed for the meeting, (i) in the case of Bonds issued in the form of a Global Bond, those persons recorded in the
Register,  or (ii) in the limited  circumstances  in which  Bonds in  definitive registered form have been issued,  those registered holders of Bonds who deposit their Bonds with the Registrar or any other person  authorized  for such purpose
by  the  Registrar  or  the  Province,   shall  be  entitled  to  obtain  voting
certificates for appointing proxies (subject to such procedures and requirements as the Province and the Registrar may prescribe),  but it shall not be necessary for any such  notice to set out the terms of any  resolution  to be  proposed at such meeting or any other provisions.

     (c) A registered  holder of Bonds may appoint any person by  instrument  in writing as the holder's proxy in respect of a meeting of the registered  holders of Bonds or any  adjournment  of such  meeting,  and such  proxy  shall have all rights of the registered holder of Bonds in respect of such meeting. All written notices to DTC of  meetings  shall  contain a  requirement  that the  registered holders  of Bonds  must  notify  clearing  system  participants  and,  if known, beneficial  owners  of  Bonds  of the  meeting  in  accordance  with  procedures established from time to time by such clearing systems.  The registered  holders of Bonds  shall seek  voting  instructions  on the  matters to be raised at such meeting from the clearing system  participants or, if known, from the beneficial owners of Bonds.

     (d) A  person,  who need  not be a  registered  holder  of  Bonds,  will be nominated in writing by the  Registrar as  chairperson  of the meeting and if no person is so nominated  or if the person so  nominated is not present  within 15 minutes  from the time fixed for the  holding  of the  meeting,  the  registered holders of the Bonds  present in person or by proxy  shall  choose  some  person present to be chairperson,  and failing such choice,  the Province may appoint a chairperson.

     (e) At a meeting of registered  holders of Bonds, a quorum shall consist of one or more  registered  holders  of Bonds  present  in  person  or by proxy who represent  at least a  majority  in  principal  amount  of the Bonds at the time outstanding. If a quorum of the registered holders of Bonds shall not be present within one-half hour after the time fixed for holding any meeting,  the meeting, if  convened  by or at the  request of  registered  holders  of Bonds,  shall be dissolved,  but if otherwise  convened the meeting shall stand adjourned without notice to the same day in the next week  (unless  such day is not a business day in the place  where the  meeting is to take  place in which case it shall  stand adjourned  until the next such  business day following  thereafter)  at the same time and place  unless the  chairperson  appoints  some other  place in Toronto,
Ontario, or some other day or time of which not less than seven (7) days' notice shall be given in the manner  provided  above.  At the adjourned  meeting one or more registered  holders of Bonds present in person or by proxy shall constitute a quorum and may  transact  the  business  for which the meeting was  originally convened  notwithstanding  that they may not  represent  at least a majority  in principal amount of the Bonds then outstanding.

     (f) The  chairperson  of any  meeting  at which a quorum of the  registered holders of Bonds is present may, with the consent of the registered holder(s) of a majority of principal  amount of the Bonds  represented  thereat,  adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

     (g) Every  motion or question  submitted  to a meeting  shall be decided by
Extraordinary  Resolution (as defined below) and in the first place by the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein  provided,  a declaration by the  chairperson  that a resolution has been carried  or  carried  unanimously  or by a  particular  majority  or lost or not carried  by a  particular  majority  shall be  conclusive  of the  fact.  On any question submitted to a meeting when ordered by the chairperson or demanded by a show of hands by one or more registered  holders of Bonds acting in person or by proxy and holding at least 2% in principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

     (h) On a poll,  each  registered  holder  of Bonds  present  in  person  or represented  by a proxy duly  appointed  by an  instrument  in writing  shall be entitled to one vote in respect of each  NZ$l,000  principal  amount of Bonds of which the person  shall  then be the  registered  holder.  A proxy need not be a registered  holder of Bonds.  In the case of Bonds held jointly,  any one of the joint  registered  holders present in person or by proxy may vote in the absence of the other or  others;  but in case more than one of them be present in person or by proxy,  only one of them may vote in  respect of each  NZ$1,000  principal amount of Bonds of which they are joint registered holders.

     (i) The Province and the Registrar,  by their  authorized  representatives, officers and directors, and the financial and legal advisors of the Province and the Registrar  may attend any meeting of the  registered  holders of Bonds,  but shall have no vote as such.

     (j) Except as set forth in Section 18 hereof, the registered holders of the
Bonds  may  consent  by  Extraordinary  Resolution  (as  defined  below)  to any modification  or amendment  proposed by the Province to this  Agreement  and the
Bonds.  An  Extraordinary  Resolution  duly passed at any such meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such modification or amendment to this Agreement or the Bonds shall, without the consent of the registered holder of each such Bond affected thereby;  (a) change the Maturity Date of any Bond or change any Interest  Payment  Date;  (b) reduce the principal amount thereof or the rate of interest payable thereon; (c) change the coin or currency of payment of any Bond;  (d) impair the right to  institute suit for the enforcement of any such payment on or with respect to such Bond; or
(e) reduce the percentage of principal  amount of Bonds necessary for the taking of any action,  including  modification  or amendment  of this  Agreement or the terms and conditions of the Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds.

     The term "Extraordinary  Resolution" is defined as a resolution passed at a meeting of registered holders of Bonds held in accordance with the provisions of this Agreement and the Bonds by the affirmative  vote of the registered  holders of not less than 66-2/3% of the principal amount of the Bonds represented at the meeting in person or by proxy and voted on the resolution or as an instrument in writing signed in one or more counterparts by the registered holders of not less than 66-2/3% in principal amount of the outstanding Bonds.

     (k)  Minutes  of all  resolutions  and  proceedings  at  every  meeting  of registered  holders  of Bonds held in  accordance  with the  provisions  of this
Agreement  shall be made and  entered in books to be from time to time  provided for that  purpose by the  Registrar  at the expense of the Province and any such minutes,  if signed by the chairperson of the meeting at which such  resolutions were passed or proceedings  taken,  or by the chairperson of the next succeeding meeting of the registered holders of Bonds, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the  proceedings  of which  minutes  shall  have been made,  shall be deemed to have  been duly held and  convened,  and all  resolutions  passed  and proceedings taken thereat to have been duly passed and taken.

     (l) Every Extraordinary Resolution passed in accordance with the provisions of this  Agreement at a meeting of registered  holders of Bonds shall be binding upon all the registered holders of Bonds, whether present at or absent from such meeting,  and every instrument in writing signed by registered  holders of Bonds in  accordance  with  paragraph (j) of this Section 14 shall be binding upon all the  registered  holders of Bonds  (whether or not a signatory).  Subject to the provisions for its indemnity herein  contained,  the Registrar shall be bound to give effect accordingly to every such Extraordinary Resolution.

     (m) The Registrar, or the Province with the approval of the Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

     (i)  for the deposit of instruments appointing proxies at such place as the
          Registrar, the Province or the registered holders of Bonds convening a meeting,  as the case may be, may in the notice convening such meeting direct; and

     (ii) for the deposit of  instruments  appointing  proxies at some  approved place or places  other  than the place at which the  meeting  is to be held and enabling  particulars of such instruments  appointing proxies to  be  mailed,  cabled  or  sent  by  any  other  means  of  recorded communication  before the meeting to the Province or to the  Registrar at the  place  where  the  same is to be held  and for the  voting  of proxies  so  deposited  as  though  the  instruments  themselves  were produced at the meeting.

     Any  regulation  so made shall be binding and  effective and votes given in accordance  therewith  shall  be  valid  and  shall  be  counted.  Save  as such regulations  may  provide,  the only  persons who shall be entitled to vote at a meeting of registered  holders of Bonds shall be the registered  holders thereof or their duly appointed proxies.

     15. Further Issues.  The Province may from time to time,  without notice to or the consent of the registered holders of the Bonds,  create and issue further bonds  ranking  pari passu with the Bonds in all  respects  (or in all  respects except for the  payment  of  interest  accruing  prior to the issue date of such further  bonds or except for the first  payment of interest  following the issue date of such further bonds) and so that such further bonds shall be consolidated and form a single  series  with the Bonds and  shall  have the same  terms as to status,  redemption or otherwise as the Bonds. Any further bonds shall be issued with the benefit of an agreement supplemental to this Agreement.

     16.  Reports.  The Registrar  shall furnish to the Province such reports as may be required by the Province  relative to the Registrar's  performance  under this Agreement. The Province may, whenever it deems it necessary,  inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

     17.  Forwarding  of Notice.  If the  Registrar  shall receive any notice or demand  addressed to the Province  pursuant to the provisions of the Bonds,  the
Registrar shall promptly forward such notice or demand to the Province.

     18. Amendments. This Agreement and the Bonds may be amended or supplemented by the parties hereto, without notice to or the consent of the registered holder of any Bond, for the purpose of curing any ambiguity,  or of curing,  correcting or supplementing  any defective  provision  contained herein or in the Bonds, or effecting  the issue of  further  bonds as  described  under  Section 15 of this
Agreement,  or in any other  manner  which the  Province  may deem  necessary or desirable and which, in the reasonable opinion of the parties hereto,  shall not adversely affect the interests of the beneficial owners of the Bonds.

     19. Notices. (a) Any communications from the Province to the Registrar with respect  to this  Agreement  shall be  addressed  to The Bank of New  York,  101
Barclay Street, 21st Floor, New York, New York 10286, Attention: Corporate Trust
Department,  Fax No. (212) 235-2530 and any communications from the Registrar to the Province  with respect to this  Agreement  shall be addressed to the Ontario
Financing Authority,  One Dundas Street West, Suite 1400, Toronto,  Ontario, M5G
1Z3,  Attention:  Executive  Director,  Capital Markets Division,  Fax No. (416)
325-8111  (or such  other  address  as  shall be  specified  in  writing  by the
Registrar  or by the  Province,  as the case may be) and shall be  delivered  in person or sent by first  class  prepaid  courier  or by  facsimile  transmission subject, in the case of facsimile transmission,  to confirmation by telephone to the foregoing  addresses.  Such notice shall take effect in the case of delivery in person,  at the time of  delivery,  in the case of  delivery  by first  class prepaid  courier  seven (7)  business  days  after  dispatch  and in the case of delivery by facsimile transmission, at the time of confirmation by telephone.

     (b) All notices to the  registered  holders of Bonds will be  published  in
English in the Financial  Times in London,  England,  The Wall Street Journal in
New York,  U.S.A.,  The Globe and Mail in  Toronto,  Canada  and, as long as the
Bonds  are  listed  on the  Luxembourg  Stock  Exchange  and  the  rules  of the
Luxembourg  Stock  Exchange so require,  notices  will be published in a leading newspaper having general  circulation in Luxembourg (which is expected to be the
Luxemburger  Wort).  If at any time  publication  in any such  newspaper  is not practicable, notices will be valid if published in an English language newspaper with general circulation in the respective market regions as the Province,  with the approval of the Registrar,  shall determine. Any such notice shall be deemed to have been given on the date of such  publication  or, if published  more than once or on  different  dates,  on the first date on which  publication  is made.
Written  notice  will also be given to DTC,  provided at the time of such notice the Bonds are represented by the Global Bond.

     20.  Governing Law and  Counterparts.  This Agreement shall be governed by, and interpreted in accordance  with, the laws of the Province of Ontario and the laws of Canada  applicable  in Ontario.  This  Agreement  may be executed in any number of  counterparts,  each of which shall be deemed an original,  but all of which together shall constitute one and the same instrument.

     21.  Headings.  The  headings for the  sections of this  Agreement  are for convenience only and are not part of this Agreement.

     22. Enurement.  Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

     IN WITNESS  WHEREOF,  the parties  hereto have  executed this Fiscal Agency
Agreement as of the date first above written.

                                                     PROVINCE OF ONTARIO

                                                     By:      /s/ Gadi Mayman
                                                           -------------------------------------
                                                           Name:     Gadi Mayman
                                                           Title:    Executive Director
                                                                     Capital Markets Division
                                                                     Ontario Financing Authority

                                                     THE BANK OF NEW YORK

                                                     By:        /s/ Vanessa Mack
                                                           -------------------------------------
                                                           Name:     Vanessa Mack
                                                           Title:    Assistant Vice President

                                                                       EXHIBIT 1

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the Depository (and any payment is made to Cede &
Co. or to such other entity as is requested by an authorized  representative  of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE
BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof,  Cede &
Co., has an interest herein.

REGISTERED
NO.  NV-A0001                                              CUSIP: 683234SN9
SERIES:  NV                                                ISIN:    US683234SN95

                               PROVINCE OF ONTARIO
                          5.75% BOND DUE MARCH 3, 2008

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered  assigns,  the principal sum of
TWO HUNDRED FIFTY MILLION NEW ZEALAND DOLLARS  (NZ$250,000,000)  (the "Principal
Amount") in lawful money of New Zealand on March 3, 2008 (the  "Maturity  Date")
(or on such earlier date as the Principal Amount may become payable  hereunder), upon  presentation  and  surrender  of this  Bond and to pay  interest  thereon, together  with  Additional  Amounts (as defined  below),  if any, at the rate of
5.75% per annum from March 3, 2003 until the principal hereof is paid.  Interest on this Bond will be payable in two equal semi-annual installments in arrears on the 3rd day of March and the 3rd day of  September in each year (each such date, an "Interest Payment Date"), commencing September 3, 2003.

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly authorized issue of debt securities of the Province designated as its 5.75%
Bonds due March 3, 2008 (the "Bonds").  This Global Bond is limited in aggregate principal amount to  NZ$250,000,000.  This Global Bond and all the rights of the registered  holder  hereof are expressly  subject to a Fiscal  Agency  Agreement dated as of March 3, 2003 (the "Fiscal Agency  Agreement")  between the Province and The Bank of New  York,  as  fiscal  agent,  transfer  agent,  registrar  and principal  paying agent (the  "Registrar",  which term includes any successor as fiscal agent,  transfer  agent,  registrar and principal  paying agent) to which
Fiscal  Agency  Agreement  reference  is  hereby  made  for a  statement  of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders  of the Bonds and the terms  upon  which the Bonds  are,  and are to be, authenticated  and delivered.  This Global Bond and the Fiscal Agency  Agreement
together  constitute  a  contract,  all the  terms and  conditions  of which the registered  holder by acceptance  hereof assents to and is deemed to have notice
of. Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal  Agency  Agreement.  Further  references  herein to  principal  or interest  shall be deemed to also refer to any  Additional  Amounts which may be payable hereunder.

     This  Global  Bond  is  issued  under  the  authority  of an  Order  of the
Lieutenant  Governor  in Council of  Ontario,  made  pursuant  to the  Financial
Administration  Act  (Ontario),  as  amended.  This  Global  Bond  shall for all purposes be governed  by, and  construed  in  accordance  with,  the laws of the
Province of Ontario and the laws of Canada applicable in Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from March 3, 2003,  until the principal  hereof has been paid or duly made  available for payment.  Any overdue  principal or interest on this Global Bond shall bear  interest at the rate of 5.75% per annum  (before as well as after judgment)  until paid, or if earlier,  when the full amount of the monies  payable has been received by the Registrar and notice to that effect has been given in accordance  with the provisions set forth herein.  The interest so payable,  and punctually paid or duly provided for, on any Interest Payment Date will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor  Global  Bonds) is  registered  at the close of business on February
17th or August 17th  (whether or not a Business Day, as defined  below),  as the case may be, next preceding such Interest Payment Date (each such day a "Regular
Record  Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the  person  in  whose  name  this  Global  Bond (or one or more predecessor  Global  Bonds) is  registered at the close of business on a special record  date  for the  payment  of such  defaulted  interest  to be fixed by the
Registrar,  notice  whereof shall be given to the  registered  holder hereof not less than ten (10) days prior to such  special  record  date,  or be paid at any time in any other  lawful  manner.  Interest  payments  on this Global Bond will include interest accrued to but excluding the Interest Payment Dates.

     Whenever  it is  necessary  to compute  any amount of accrued  interest  in respect  of the Bonds for a period of less than one full  year,  other than with respect  to  regular  semi-annual  interest  payments,  such  interest  shall be calculated on the basis of the actual number of days in the period and a year of
365 or 366 days, as the case may be.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, the City of London,  the City of Auckland,  the City of Wellington and
the City of Toronto are not authorized or obligated by law or executive order to close.

     If Bonds in  definitive  registered  form are issued in  exchange  for this
Global Bond,  payment of the principal of such Bonds will be made in New Zealand dollars  upon  presentation  and  surrender  of such  Bonds at the office of the
Registrar maintained for that purpose in the Borough of Manhattan,  The City and
State of New  York,  or at the  office  of any  Paying  Agent  appointed  by the
Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or  otherwise  delivering  a  cheque  payable  in New  Zealand  dollars,  to the registered  addresses of registered  holders of Bonds,  or, at the option of the
Province,  otherwise  transferring funds to the registered holders of the Bonds.
If the Maturity  Date,  the  Redemption  Date or any Interest  Payment Date is a
Business Day but is a day on which any Paying Agent is closed at the  applicable place of payment,  the registered holder will not be entitled to payment at such location  until the next  succeeding day on which banking  institutions  in such place of payment are not authorized or obligated by law or executive order to be closed  and no  further  interest  shall  accrue in respect of the delay in such payment.

     Payment of the  principal of and interest on the Bonds will be made in such coin or currency of New Zealand as, at the time of payment,  is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges)  in the  payment to the  holders of Bonds of the  amounts  which  would otherwise  have been  payable  in  respect  of the Bonds in the  absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Bond by reason of such owner being connected with Canada  otherwise than merely by the ownership as a non-resident  of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Bond means whichever is the later of:

          (i)  the date on which the payment in respect of such Bond becomes due and payable; or

          (ii) if the full amount of the moneys  payable on such date in respect of such Bond has not been  received by the  Registrar on or prior to such  date,  the date on  which  notice  is duly  given to the holders of Bonds that such moneys have been so received.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on March 3, 2008.

     The Bonds may be redeemed at the option of the  Province in whole,  but not in part, at any time, on giving not less than 30 days' and no more than 60 days'
notice to  registered  holders  of Bonds in  accordance  with  Section 19 of the
Fiscal  Agency  Agreement  (which notice shall be  irrevocable),  at 100% of the principal  amount  thereof,  together  with  interest  accrued  thereon  to  the
Redemption  Date,  if  (a)  the  Province  has or  will  become  obliged  to pay
Additional  Amounts  as  provided  herein,  as a result  of any  change  in,  or amendment  to, the laws or  regulations  of Canada or any  province or political subdivision  thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations,  which change or amendment  becomes  effective on or after February
19,  2003,  and (b) such  obligation  cannot be avoided by the  Province  taking reasonable  measures available to it, provided that no such notice of redemption shall be given  earlier  than 90 days  prior to the  earliest  date on which the
Province  would be  obliged  to pay such  Additional  Amounts  were a payment in respect  of the  Bonds  then  due.  Prior to the  publication  of any  notice of redemption  pursuant  to this  paragraph,  the  Province  shall  deliver  to the
Registrar a  certificate  signed by an officer of the Province  stating that the
Province is entitled to effect such  redemption and setting forth a statement of facts showing that the  conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Bonds, and the Registrar will maintain at its office in the Borough of  Manhattan,  The City and State of
New York, a register (herein,  the "Register") for the registration of Bonds and
the   registration  of  transfers  and  exchanges  of  Bonds.   Subject  to  the
limitations,  terms and  conditions  set forth  herein and in the Fiscal  Agency
Agreement, this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and  thereupon  the Registrar shall issue and register in the name of the transferee,  in exchange herefor,  a new  Global  Bond (or  other  global  security  in the case of a  transfer  to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Bonds in definitive  registered form without coupons of authorized denominations of NZ$1,000 and integral  multiples  thereof in an equal aggregate principal  amount and having identical terms and conditions as this Global Bond, except to the extent that such terms and conditions  specifically relate to this
Global Bond as a global security. On or after such exchange,  the Registrar,  to the extent reasonably practicable in the circumstances,  shall make all payments to be made in  respect  of  such  Bonds  in  definitive  registered  form to the registered  holders thereof  regardless of whether such exchange  occurred after the  record  date for such  payment.  If this  Global  Bond is  surrendered  for transfer,  it shall be accompanied  by a written  instrument of transfer in form satisfactory to the Registrar and executed by the registered holder in person or by the holder's  attorney duly authorized in writing.  No service charge will be imposed for any such  transfers  and exchanges in the normal course of business, but the Province may require  payment of a sum  sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Bonds,  if as a result  thereof,  the  Province  may incur  adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal
Agency Agreement shall alter or impair the obligation of the Province,  which is absolute and unconditional,  to pay the principal of and interest on this Global
Bond  at the  time,  place  and  rate,  and  in the  coin  or  currency,  herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     This Global Bond will become  void unless  presented  for payment  within a period of the lesser of six (6) years, or the period prescribed by law, from the
Relevant Date (as defined above) for payment hereof.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the consent of the  registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement  to create and issue further bonds ranking pari passu with the Bonds in all respects
(or in all  respects  except for the payment of interest  accruing  prior to the issue date of such  further  bonds or except for the first  payment of  interest following  the issue date of such further  bonds) and so that such further bonds shall be consolidated and form a single series with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

     The Fiscal Agency Agreement and the Bonds may be amended by the Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent  of the  registered  holder of any Bond,  for the  purpose of curing any ambiguity,  or curing,  correcting or  supplementing  any  defective  provisions contained  therein  or  herein,  or  effecting  the  issue of  further  bonds as described  above or in any other manner which the Province may deem necessary or desirable and which, in the reasonable opinion of the Province, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal
Agency  Agreement   (except  as  provided  in  the  two  immediately   preceding
paragraphs) and the Bonds (including the terms and conditions contained herein).

     An  Extraordinary  Resolution  duly  passed  at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however, no such  modification  or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may, without the consent of the registered holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any Interest Payment Date; (b) reduce the principal amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds  necessary  for the taking of any  action,  including modification  or  amendment  of the  Fiscal  Agency  Agreement  or the terms and conditions  of the  Bonds,  or reduce  the  quorum  required  at any  meeting of registered holders of Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66-2/3% of the principal  amount of Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing signed by the registered holders of not less than 66-2/3% in principal  amount of the outstanding  Bonds.
The quorum at any such meeting for passing an Extraordinary Resolution is one or more registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding, or at any  adjourned  meeting  called by the  Province or the  Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Bonds will be published in English in the Financial Times in London,  The Wall Street Journal in New York,  U.S.A.,
The Globe and Mail in Toronto, Canada and as long as the Bonds are listed on the
Luxembourg  Stock  Exchange and the rules of the  Luxembourg  Stock  Exchange so require,  notices  will be  published  in a  leading  newspaper  having  general circulation in Luxembourg (which is expected to be the Luxemburger  Wort). If at any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English language newspaper with general  circulation in the  respective  market  regions  as the  Province,  with  the  approval  of the
Registrar,  shall determine.  Any such notice shall be deemed to have been given on the date of such  publication or, if published more than once or on different dates, on the first date on which publication is made.

     For so long as the Bonds are listed on the Luxembourg Stock Exchange and if the rules of such stock  exchange on which the Bonds are listed so require,  the
Province  agrees  to  appoint  and  maintain  a  transfer  and  paying  agent in
Luxembourg.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  March 3, 2003                                     PROVINCE OF ONTARIO

                                                          By:
                                                             -----------------------------------------------
                                                              Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
    ---------------------------------------
         Authorized Signatory

                                                                                Underwriting Agreement
                                                                                CONFORMED COPY

                          Dated as of February 19, 2003

                               PROVINCE OF ONTARIO

                                 NZ$250,000,000

                          5.75% Bonds due March 3, 2008

                             UNDERWRITING AGREEMENT

                               Province of Ontario

                             Underwriting Agreement

                                                               February 19, 2003

The Toronto-Dominion Bank, as representative of the several Underwriters
Triton Court
14/18 Finsbury Square
London EC2A  1DB
England

Dear Sirs:

                  The  Province  of  Ontario  (the  "Province")  proposes  to  sell  the  principal  amount  of its securities  identified  in Schedule I hereto (the  "Securities")  to the  underwriters  named in Schedule II hereto
(the  "Underwriters"),  for whom you are acting as representative  (the  "Representative").  The Securities will be issued  in the  form  of one or more  fully  registered  permanent  global  securities  (the  "Global  Securities")
registered  in the name of Cede & Co., as the  nominee of The  Depository  Trust  Company  ("DTC"),  subject to the provisions of the fiscal agency  agreement  identified on Schedule I hereto (the "Fiscal Agency  Agreement").  This is to confirm the arrangements with respect to the purchase of the Securities by the Underwriters.

1.       Representations  and  Warranties.   The  Province  represents  and  warrants  to,  and  agrees  with,  the
Underwriters that:

(i)      The Province has filed with the  Securities  and Exchange  Commission  (the  "Commission")  a registration statement or  registration  statements  under  Schedule B of the  Securities  Act of 1933, as amended (the
         "Securities  Act"),  which has or have become effective,  for the registration of any Securities which may be sold in the United States under the Securities  Act. Each such  registration  statement,  as amended at the date of this  Agreement,  complies in all material  respects with the  requirements  of the Securities
         Act and the  rules  and  regulations  thereunder.  The  Province  proposes  to file  with  the  Commission pursuant to Rule 424 under the  Securities  Act a  supplement  to the form of  prospectus  included in the most recent  registration  statement,  or amendment  thereto,  filed with the  Commission  relating to the
         Securities  and  the  plan  of  distribution  thereof  and  has  advised  you of all  further  information
         (financial and other) with respect to the Province to be set forth  therein.  The  registration  statement or registration  statements,  including the exhibits  thereto and the documents  incorporated by reference therein,  as  amended  at the date of this  Agreement,  is or are  hereinafter  called  the  "Registration
         Statement";  the prospectus in the form in which it appears in the Registration  Statement,  including the documents  incorporated  by  reference  therein,  is  hereinafter  called  the  "Basic  Prospectus";  such supplemented  form of prospectus,  in the form in which it shall be filed with the Commission  pursuant to
         Rule 424 (including the Basic  Prospectus as so  supplemented),  including the documents  incorporated  by reference  therein,  is hereinafter called the "Final  Prospectus";  and any preliminary form of the Final
         Prospectus which has heretofore been filed pursuant to Rule 424,  including the documents  incorporated by reference therein, is hereinafter called the "Preliminary Final Prospectus".

(ii)     The documents filed by the Province with the Commission  pursuant to the Securities  Exchange Act of 1934, as amended (the "Exchange Act") that are  incorporated by reference in the Final  Prospectus,  at the time they were filed with the  Commission,  complied in all  material  respects  with the  requirements  of the
         Exchange Act and the rules and regulations thereunder.

(iii)    As of the date  hereof,  when the  Final  Prospectus  is  first  filed  pursuant  to Rule  424  under  the
         Securities  Act,  when,  prior  to the  Closing  Date  (as  hereinafter  defined),  any  amendment  to the
         Registration  Statement becomes  effective,  when any supplement to the Final Prospectus is filed with the
         Commission and at the Closing Date,  (a) the  Registration  Statement,  as amended as of any such time and the Final  Prospectus,  as amended or  supplemented  as of any such time,  complied and will comply in all material  respects with the applicable  requirements  of the Securities Act and the rules and  regulations thereunder  and (b) the  Registration  Statement,  as  amended  as of any such  time,  did not or will not contain any untrue  statement of a material  fact or omit to state any material fact required to be stated
         therein or necessary in order to make the statements  therein not misleading and the Final Prospectus,  as amended or supplemented  as of any such time, will not contain any untrue  statement of a material fact or omit to  state  any  material  fact  required  to be  stated  therein  or  necessary  in order to make the statements  therein,  in the light of the  circumstances  under  which  they were  made,  not  misleading;
         provided,  however,  that the  Province  makes no  representations  or  warranties  as to the  information contained in or omitted from the Registration  Statement or the Final Prospectus or any amendment  thereof or  supplement  thereto in reliance upon and in conformity  with  information  furnished in writing to the
         Province  by or on  behalf  of  any  Underwriter  through  the  Representative  specifically  for  use  in connection with the preparation of the Registration Statement and the Final Prospectus.

2.       Purchase  and Sale.  Subject to the terms and  conditions  and in reliance  upon the  representations  and warranties herein set forth, the Province agrees to sell to each Underwriter,  and each Underwriter,  severally and not  jointly,  agrees to purchase  from the  Province,  at the purchase  price set forth in Schedule I hereto,  the principal amount of the Securities set forth opposite such Underwriter's name in Schedule II hereto.

3.       Delivery  and  Payment.  Delivery of and payment for the  Securities  shall be made at the office,  on the date and at the time  specified  in Schedule I hereto (or such later date not later than five  business  days after such  specified  date as the  Representative  and the  Province  shall  agree  upon),  which  date  and time may be postponed by agreement between the  Representative  and the Province or as provided in Section 10 hereof (such date and time of delivery and payment for the  Securities  being  herein  called the  "Closing  Date").  Delivery of the
Global  Securities  shall be made to the  Representative  or to their  order  for the  respective  accounts  of the several  Underwriters  against payment by the several Underwriters through the Representative of the purchase price thereof to the  Province in  immediately  available  (same day) funds by transfer to a New Zealand  dollar  account specified by the Province.  The Global  Securities  shall be substantially in the form annexed to the Fiscal Agency
Agreement and registered in the name of Cede & Co., as nominee of DTC.

                  The Global  Securities shall be made available for inspection and checking by the  Representative in Toronto,  Ontario not later than 3:00 P.M.  (Toronto  time) on the business day prior to the Closing  Date.  For purposes of this  Agreement,  "business day" shall mean a day on which banking  institutions in the City of Toronto are not authorized or obligated by law or executive order to be closed.

4.       Listing.  The Province  agrees with the  Underwriters  to file or cause to be filed an application to list the Securities on the  Luxembourg  Stock  Exchange (the "Stock  Exchange")  prior to the Closing Date. The Province further agrees to furnish to the Stock Exchange all documents,  instruments,  information and  undertakings  and to publish  all  advertisements  or other  material  that may be  necessary  in order to  effect  the  listing  of the
Securities  and to cause the listing of the  Securities on the Stock Exchange to be continued for so long as any of the Securities remain outstanding;  provided,  however, that if in the opinion of the Province, the continuation of such listing shall become unduly  onerous,  then the Province may delist the  Securities  from the Stock  Exchange;
provided,  further,  that if the  Securities are to be so delisted from the Stock  Exchange,  the Province will use its best efforts to obtain the listing of the Securities on another securities  exchange  reasonably  acceptable to the  Representative  and the Province  prior to the  delisting  from the Stock  Exchange.  The  provisions  of this section shall apply to any other securities exchange on which the Securities may be listed mutatis mutandis.

5.       Agreements.  (a)  The Province and the Underwriters agree that:

(i)      Prior to the  termination of the offering of the  Securities,  the Province will not file any amendment to the  Registration  Statement,  any  supplement  to the Final  Prospectus  or any document  that would as a result thereof be  incorporated  by reference in the Final  Prospectus,  unless the Province has furnished to the  Underwriters  a copy for  their  review  prior  to  filing  and  will  not file any such  proposed amendment,  supplement  or  document  to  which  the  Underwriters  reasonably  object,  except  that  the
         Underwriters  may not object to the filing,  as exhibits to an amendment on Form 18-K/A to the  Province's
         Annual  Report on Form 18-K,  of reports  prepared by the Province and the Ontario  Electricity  Financial
         Corporation  in the ordinary  course.  Subject to the  foregoing  sentence,  the  Province  will cause the
         Final  Prospectus  to be filed (or  mailed for  filing)  with the  Commission  pursuant  to Rule 424.  The
         Province  will  promptly  advise the  Representative  (i) when the Final  Prospectus  or any document that would as a result thereof be incorporated by reference in the Final  Prospectus  shall have been filed (or mailed for filing) with the Commission,  (ii) when any amendment to the  Registration  Statement  relating to the Securities  shall have become  effective,  (iii) of any request by the Commission for any amendment of  the  Registration  Statement  or  amendment  of or  supplement  to the  Final  Prospectus  or for  any additional  information  relating  thereto  or to any  document  incorporated  by  reference  in the Final
         Prospectus,  (iv) of the issuance by the Commission of any stop order suspending the  effectiveness of the
         Registration  Statement or the  institution  or  threatening of any proceeding for that purpose and (v) of the receipt by the Province of any  notification  with respect to the suspension of the  qualification  of the  Securities for sale in any  jurisdiction  or the initiation or threatening of any proceeding for such purpose.  The  Province  will use its best  efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(ii)     If, at any time when a  prospectus  relating  to the  Securities  is required  to be  delivered  under the
         Securities  Act,  any  event  occurs  as a  result  of which  the  Final  Prospectus  as then  amended  or supplemented  would  include any untrue  statement of a material  fact or omit to state any material  fact necessary  to make the  statements  therein in the light of the  circumstances  under which they were made not  misleading,  or if it shall be necessary to amend or supplement  the Final  Prospectus to comply with the Securities Act or the rules and regulations  thereunder,  the Province  promptly will prepare and file with the  Commission,  subject to the first  sentence of paragraph  (a)(i) of this Section 5, an amendment or  supplement  at its own expense  which will  correct such  statement or omission or an amendment  which will effect such compliance.

(iii)    The Province will make generally  available to its security holders and to the  Representative  as soon as practicable  after the close of its first fiscal year beginning  after the date hereof,  statements of its revenues and  expenditures  for such fiscal year which will satisfy the provisions of Section 11(a) of the
         Securities Act and the applicable rules and regulations thereunder.

(iv)     The  Province  will  furnish  to  the  Representative,   upon  request,  without  charge,  copies  of  the
         Registration  Statement  (including exhibits thereto and documents  incorporated by reference therein) and each  amendment  thereto  which shall  become  effective  on or prior to the Closing  Date and, so long as delivery of a prospectus  by an  Underwriter  or a dealer may be required by the  Securities  Act, as many copies of any  Preliminary  Final  Prospectus  and the Final  Prospectus  and any  amendments  thereof and supplements thereto as the Representative may reasonably request.

(v)      The  Province  will  arrange  for  the  qualification  of the  Securities  for  offer  and  sale  and  the determination  of their  eligibility  for investment  under the  securities  laws of such states and other jurisdictions  of  the  United  States  as  the  Representative  may  designate  and  will  maintain  such qualifications  in effect so long as required for the distribution of the Securities;  provided,  however, that the Province  shall not be obligated to consent to general  service of process  under the laws of any state or other jurisdiction.

(vi)     The Province  will pay (i) all expenses in  connection  with (a) the  preparation,  issue,  execution  and delivery of the  Securities  (including  fees of the  registrar,  fiscal agent,  transfer agent and paying agents and the fees and expenses of the  Province's  legal  advisors),  (b) the fee incurred in filing the
         Registration  Statement  (including all amendments thereto) with the Commission and (c) any fee payable to rating services in connection  with the rating of the  Securities,  (ii) the cost of copying the documents incorporated  by  reference  in  the  Final  Prospectus  in  such  quantities  as the  Representative  may reasonably  request and the cost of delivering the same to locations  designated by the Representative and satisfactory  to the  Province in its  reasonable  judgment and (iii) all stamp duties or other like taxes and duties or value added taxes payable under the laws of the United  Kingdom upon and in connection  with the execution,  issue and  subscription  of the Securities or the execution and delivery of this Agreement and the Fiscal  Agency  Agreement.  Except as  provided  in Section 9 hereof,  the  Province  shall not be required to pay or bear any fees or expenses of the Underwriters.

(b)      The  Underwriters  agree with the  Province to deliver to the  Province a letter prior to the Closing Date containing the total sales of the Securities  made in the initial  distribution  in the United States together with an estimate of the number of  Securities  reasonably  expected  to be sold  within the United  States in  secondary market  transactions  within 40 days of the Closing Date;  provided,  however,  that the Underwriters shall bear no responsibility  for any  discrepancy  between such  estimate and the actual  number of  Securities  sold within the
United States pursuant to such secondary market transactions in such time period.

6.       Selling Restrictions.

(a)      United  Kingdom.   The  Underwriters,   on  behalf  of  themselves  and  each  of  their  affiliates  that participates  in the initial  distribution  of the  Securities,  represent to and agree with the Province that they and each of their  respective  affiliates  have  complied  and will comply with all  applicable  provisions  of the
Financial  Services  and Markets Act 2000 (the  "FSMA")  with  respect to anything  done by them in relation to the
Securities in, from or otherwise involving the United Kingdom.

(b)      New Zealand.  The  Underwriters,  on behalf of themselves and each of their  affiliates that  participates in the initial  distribution  of the  Securities,  represent to and agree with the  Province  that they and each of their respective  affiliates (i) have not offered or sold, and will not offer or sell, directly or indirectly,  any
Securities and (ii) have not distributed and will not distribute,  directly or indirectly,  any offering  materials or  advertisement  in  relation  to any offer of the  Securities,  in each case in New  Zealand  other  than (a) to persons  whose  principal  business is the  investment  of money or who,  in the course of and for the  purposes of their business,  habitually  invest money or who in all the  circumstances  can properly be regarded as having been selected otherwise than as members of the public or (b) in other  circumstances  where there is no contravention of the  Securities  Act  1978 of New  Zealand  (or  any  statutory  modification  or  re-enactment  of,  or  statutory substitution for, the Securities Act 1978 of New Zealand).

(c)      Japan.  The Securities  have not been and will not be registered  under the Securities and Exchange Law of
Japan and,  accordingly,  the  Underwriters,  on behalf of themselves and each of their respective  affiliates that participates  in the initial  distribution  of the  Securities,  have undertaken that they have not offered or sold and will not offer or sell any  Securities,  directly  or  indirectly,  in Japan or to, or for the  benefit of, any
Japanese Person or to others for re-offering or resale,  directly or indirectly,  in Japan or to or for the benefit of any Japanese  Person except  pursuant to an exemption from the  registration  requirements of the Securities and
Exchange  Law of Japan,  and  under  circumstances  which  will  result in  compliance  with all  applicable  laws, regulations and guidelines  promulgated by the relevant  Japanese  governmental  and regulatory  authorities and in effect at the  relevant  time.  For the  purposes  of this  paragraph,  "Japanese  Person"  shall  mean any  person resident in Japan,  including any  corporation or other entity  organized  under the laws of Japan.  As part of the offering  of the  Securities,  the  Underwriters  may offer the  Securities  in Japan to a list of 49  offerees  in accordance with this Section 6(b).

(d)      Hong  Kong.  The  Underwriters,  on behalf of  themselves  and each of their  respective  affiliates  that participates  in the initial  distribution  of the  Securities,  represent to and agree with the Province that they and each of their respective  affiliates have not, directly or indirectly,  offered to sell the Securities and will not offer to sell the  Securities  in Hong Kong, by means of any  document,  other than to persons  whose  ordinary business is to buy or sell shares or debentures,  whether as principal or agent, or in  circumstances  which do not constitute  an offer to the public  within the  meaning of the  Companies  Ordinance  (Cap.  32) of Hong Kong,  and
unless  permitted to do so under the securities laws of Hong Kong,  have not issued or had in their  possession for the  purpose  of issue,  and will not issue or have in their  possession  for the  purpose  of issue,  directly  or indirectly,  any invitation,  document or  advertisement  relating to the Securities other than with respect to the
Securities  intended to be disposed of to persons outside Hong Kong or only to persons whose business  involves the acquisition, disposal, or holding of securities, whether as principal or agent.

(e)      Sale and  Distribution.  In addition to the  provisions of Sections 6(a) to (d) above,  the  Underwriters, on behalf of themselves and each of their respective  affiliates that  participates in the initial  distribution of the  Securities,  represent to and agree with the Province that they and each of their  respective  affiliates have not  offered,  sold or  delivered  and they will not offer,  sell or deliver,  directly or  indirectly,  any of the
Securities or distribute the Basic  Prospectus,  any Preliminary  Final  Prospectus or the Final  Prospectus or any
other offering material relating to the Securities,  in or from any jurisdiction  except under  circumstances  that will, to the best of their  knowledge and belief,  after  reasonable  investigation,  result in compliance with the applicable  laws and  regulations  thereof  and which will not impose any  obligations  on the  Province  except as contained in this Agreement.

(f)      Authorizations.  Without  prejudice  to the  provisions  of Sections  6(a) to (e) above and except for the qualification  of the  Securities  for offer and sale and the  determination  of their  eligibility  for investment under the  applicable  securities  laws of such  jurisdictions  as the  Representative  may  designate  pursuant to
Section 5(a)(v),  the Province shall not have any responsibility  for, and the Underwriters agree with the Province that the  Underwriters  and their  respective  affiliates  will  obtain,  any  consent,  approval or  authorization required by them for the  subscription,  offer,  sale or delivery by them of any of the  Securities  under the laws and  regulations  in force in any  jurisdiction  to which  they are  subject  or in or from  which  they  make such subscription, offer, sale or delivery of any of the Securities.

7.       Conditions to the Obligations of the  Underwriters.  The  obligations of the  Underwriters to purchase the
Securities  shall be subject to the  accuracy of the  representations  and  warranties  on the part of the Province contained  herein as of the date hereof,  as of the date of the  effectiveness of any amendment to the Registration
Statement  filed  prior to the  Closing  Date  (including  the filing of any  document  incorporated  by  reference therein) and as of the Closing  Date, to the accuracy of the  statements  of the Province made in any  certificates pursuant to the  provisions  hereof,  to the  performance by the Province of its  obligations  hereunder and to the following additional conditions:

(a)      No stop order suspending the  effectiveness of the Registration  Statement,  as amended from time to time, shall have been issued and no  proceedings  for that purpose  shall have been  instituted  or  threatened;  and the
Final  Prospectus  shall have been filed with the  Commission  pursuant  to Rule 424 not later than 5:00 P.M.,  New
York City  time,  on the second  business  day  following  the date  hereof or  transmitted  by a means  reasonably calculated to result in filing with the Commission by such date.

(b)      The Province shall have furnished to the  Representative,  on behalf of the  Underwriters,  on or prior to the Closing  Date,  a written  opinion  dated the Closing Date of the Deputy  Attorney  General,  Assistant  Deputy
Attorney  General,  Acting Assistant Deputy Attorney General of the Province or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch,  Ministry of Finance,  addressed to the Minister of Finance of the Province to the effect that, based on the assumptions and subject to the qualifications set forth therein:

(i)      this  Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Order or Orders of the  Lieutenant  Governor in Council  applicable  thereto, and constitutes a legal,  valid and binding  agreement of the Province  enforceable in accordance with its terms;

(ii)     the  Fiscal  Agency  Agreement  has been duly  authorized,  executed  and  delivered  by the  Province  in accordance  with the laws of the  Province and the Order or Orders of the  Lieutenant  Governor in Council
         applicable  thereto,  and,  assuming due execution and delivery by the Fiscal Agent,  constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(iii)    the Exchange Rate Agency  Agreement  dated March 3, 2003 between the Province and The Bank of New York, as
         Exchange Rate Agent, has been duly  authorized,  executed and delivered by the Province in accordance with the laws of the  Province  and the  Order or Orders  of the  Lieutenant  Governor  in  Council  applicable thereto,  and, assuming due execution and delivery by the Exchange Rate Agent,  constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(iv)     the  Securities  have been duly  authorized  and the  Global  Securities  have been duly  executed  by the
         Province in accordance  with the laws of the Province and the Order or Orders of the  Lieutenant  Governor
         in Council  applicable  thereto,  and, when  authenticated in accordance with the provisions of the Fiscal
         Agency  Agreement  and  delivered to and paid for by the  Underwriters  pursuant to this  Agreement,  will constitute  legal,  valid and binding  obligations of the Province,  enforceable in accordance  with their terms;

(v)      the statements in the Final Prospectus  under the headings  "Description of Debt Securities and Warrants--
         Canadian  Income Tax  Considerations"  and  "Taxation-- Canadian  Taxation"  are  accurate in all material respects subject to the qualifications therein stated;

(vi)     the payment of  principal  of and  interest on the  Securities  will be a charge on and payable out of the
         Consolidated Revenue Fund of the Province of Ontario (as defined in the Financial Administration Act);

(vii)    no  authorization,  consent,  waiver or approval of, or filing,  registration,  qualification or recording with, any  governmental  authority of the Province of Ontario or of Canada is required in connection  with the execution,  delivery and  performance by the Province of this Agreement,  the Fiscal Agency  Agreement or the sale of the  Securities  by the Province in the manner  contemplated  in this  Agreement  and Final
         Prospectus,  except  for the  Order or  Orders  of the  Lieutenant  Governor  in  Council,  which has been obtained;

(viii)   no stamp or other  similar  duty or levy is payable  under the laws of the Province of Ontario or the laws of Canada  applicable in the Province in connection  with the execution,  delivery and  performance by the
         Province of this Agreement and the Fiscal Agency  Agreement,  or in connection  with the issue and sale of the Securities by the Province in the manner contemplated in this Agreement and the Final Prospectus; and

(ix)     Her  Majesty  the Queen in right of Ontario  may be sued in the  courts of the  Province  of Ontario  with regard  to  any  claims  arising  out of or  relating  to  the  obligations  of  the  Province  under  the
         Securities.  No law in the Province of Ontario  requires  the consent of any public  official or authority for suit to be brought or  judgment  to be  obtained  against  Her  Majesty  the Queen in right of Ontario arising out of or relating to the  obligations  of the Province  under the  Securities,  though in certain circumstances  prior notice and  particulars of a claim must be given to Her Majesty the Queen in right of
         Ontario.  An amount  payable by Her  Majesty  the Queen in right of  Ontario  under an order of a court of the  Province  of  Ontario  that is final and not  subject to appeal is  payable  out of the  Consolidated
         Revenue Fund of the Province of Ontario pursuant to the Proceedings Against the Crown Act.

(c)      The Representative,  on behalf of the Underwriters,  shall have received on the Closing Date from Shearman
& Sterling, United States counsel to the Province, favorable opinions dated the Closing Date to the effect that:

(i)      the  statements in the Final  Prospectus  under  "Description  of Bonds",  "Clearing and  Settlement"  and
         "Underwriting",  insofar as such  statements  constitute  a summary  of the legal  matters,  documents  or proceedings  referred to therein,  fairly  present the  information  called for with respect to such legal matters, documents and proceedings;

(ii)     the statements in the Final  Prospectus  under the headings  "Description of Debt Securities and Warrants--
         United States Income Tax Considerations",  as supplemented by "Taxation-- United States Taxation",  to the extent  that  they  constitute  matters  of law or  legal  conclusions,  fairly  present  the  information disclosed therein in all material respects;

(iii)    the Registration  Statement and the Final  Prospectus,  excluding the documents  incorporated by reference therein,  and any  supplements  or  amendments  thereto  (other than the  financial  statements  and other financial data and  statistical  data  contained  therein or omitted  therefrom,  as to which such counsel need not  express  any  opinion)  appear on their  face to be  appropriately  responsive  in all  material respects to the  requirements  of the  Securities  Act and the  applicable  rules and  regulations  of the
         Commission thereunder; and

(iv)     the documents  incorporated by reference in the Final Prospectus (other than the financial  statements and other  financial and statistical  data contained  therein or omitted  therefrom,  as to which such counsel need express no opinion),  except to the extent that any  statement  therein is modified or  superseded in the Final  Prospectus,  as of the dates they were filed  with the  Commission,  appear on their face to be appropriately  responsive  in all  material  respects  to the  requirements  of the  Exchange  Act and the applicable rules and regulations of the Commission thereunder.

                  Such counsel shall also state that  although they have not verified,  are not passing upon and do not assume any  responsibility  for, the  accuracy,  completeness  or fairness of the  statements  contained in the
Registration  Statement or the Final Prospectus (including the documents  incorporated by reference therein),  such counsel has,  however,  generally  reviewed and  discussed  such  statements  with  representatives  of the Ontario
Financing  Authority and Ministry of Finance of the Province and, in the course of such review and  discussion,  no facts have come to such  counsel's  attention  which  gives them reason to believe  that (A) that the  Registration
Statement  (including the documents  incorporated  by reference  therein,  other than the financial  statements and other  financial data and statistical  data contained  therein or omitted  therefrom,  as to which such counsel has not been requested to comment),  at the time it became effective,  contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the  statements  therein not misleading,  or (B) the Final  Prospectus  as amended or  supplemented,  if  applicable  (including  the  documents incorporated  by reference  therein,  other than the financial  statements and other financial data and statistical data contained  therein or omitted  therefrom,  as to which such counsel has not been requested to comment),  as of the date of such Final  Prospectus as amended or  supplemented,  if applicable,  or the Closing Date,  contained or contains an untrue  statement  of a material  fact or omitted or omits to state a material  fact  necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  In giving  such  opinions,  such  counsel  may rely,  without  independent  investigation,  as to matters  relating  to the  federal  law of Canada or the laws of the  Province  of  Ontario,  on the opinion of the
Deputy Attorney  General,  Assistant  Deputy Attorney  General,  Acting  Assistant  Deputy Attorney  General of the
Province or any solicitor who is an employee of the Crown and seconded to the Legal  Services  Branch,  Ministry of
Finance, rendered pursuant to Section 7(b) hereof.

(d)      The  Representative,  on behalf of the  Underwriters,  shall have  received on the Closing Date from Davis
Polk & Wardwell,  United States counsel for the  Underwriters,  and Stikeman Elliott LLP,  Canadian counsel for the
Underwriters,  favorable  opinions  dated the Closing Date as to the form and validity of the  Securities and as to the  proceedings  and other  related  matters  incident to the issuance and sale of the  Securities  on the Closing
Date, and the  Representative,  on behalf of the  Underwriters,  shall have received on the Closing Date from Davis
Polk &  Wardwell  a  favorable  opinion  dated  the  Closing  Date  with  respect  to the  Registration  Statement,
Preliminary  Final  Prospectus  and the Final  Prospectus  and other  related  matters  as the  Representative  may reasonably  require.  In giving their opinion,  Davis Polk & Wardwell may rely upon the opinion of Stikeman Elliott
LLP as to matters of Canadian and Provincial law.

(e)      The Province shall have furnished to the  Representative,  on behalf of the  Underwriters,  on the Closing
Date a  certificate  of the  Province,  signed by the duly  authorized  officer of the Province (who may rely as to proceedings pending or contemplated upon the best of his knowledge), dated the Closing Date, to the effect that:

(i)      the  representations  and  warranties  of the  Province  in this  Agreement  are true and  correct  in all material  respects on and as of the Closing  Date with the same effect as if made on the Closing  Date and the Province has complied  with all the  agreements  and  satisfied  all the  conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)     no stop order  suspending the  effectiveness of the Registration  Statement,  as amended,  has been issued and no proceedings for that purpose have been instituted or, to the Province's knowledge, threatened; and

(iii)    there has been no material  adverse  change in the  financial,  economic or  political  conditions  of the
         Province from those set forth in or contemplated by the  Registration  Statement and the Final  Prospectus
         other than changes arising in the ordinary and normal course.

(f)      Subsequent  to the execution of this  Agreement and on or prior to the Closing Date,  there shall not have been any decrease in the ratings of any of the Province's  long-term debt securities by Moody's  Investors  Service or Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

(g)      Application  shall  have been made on or prior to the  Closing  Date to list the  Securities  on the Stock
Exchange and the Stock Exchange shall have approved the Securities for listing.

(h)      Prior to the  Closing  Date,  the  Province  shall  have  furnished  to the  Representative  such  further information, certificates and documents as the Representative may reasonably request.

                  If any of the  conditions  specified  in this  Section 7  shall  not have been  fulfilled  in all material  respects when and as provided in this  Agreement,  or if any of the opinions and  certificates  mentioned above or elsewhere in this Agreement  shall not be in all material  respects  reasonably  satisfactory  in form and substance  to the  Representative,  this  Agreement  and  all  obligations  of the  Underwriters  hereunder  may be cancelled at, or at any time prior to, the Closing Date by the  Representative.  Notice of such cancellation  shall be given to the  Province  in writing or by  telephone  or  facsimile  transmission,  in either case  confirmed  in writing.

8.       Stabilization and  Over-allotment.  Any  over-allotment  or stabilization  transaction by the Underwriters in connection  with the  distribution  of the  Securities  shall be effected by them on their own behalf and not as agents of the Province,  and any gain or loss arising  therefrom shall be for their own account.  The  Underwriters acknowledge  that the Province has not been  authorized to issue  Securities in excess of the principal  amount set forth in Schedule I hereto.  The  Underwriters  also  acknowledge that the Province has not authorized the carrying out by the Underwriters of stabilization  transactions  other than in conformity with applicable  rules,  including those made  pursuant  to  applicable  United  Kingdom  legislation  and  Regulation  M under the  Exchange  Act (if applicable).

9.       Indemnification and Contribution.

(a)      The Province  agrees to indemnify and hold  harmless  each  Underwriter  and each of its  affiliates  that participates  in the initial  distribution  of the Securities  and each person who controls any  Underwriter or any such  affiliate  within the meaning of either the  Securities  Act or the  Exchange Act against any and all losses, claims,  damages or liabilities,  joint or several,  to which they or any of them may become subject under the laws of any  jurisdiction,  including  but not limited to the  Securities  Act, the Exchange Act or other United  States
Federal or state statutory law or regulation,  at common law or otherwise,  insofar as such losses, claims, damages or  liabilities  (or actions in respect  thereof)  arise out of or are based upon any untrue  statement  or alleged untrue  statement  of a  material  fact  contained  in the  Registration  Statement  for  the  registration  of the
Securities as originally filed or in any amendment thereof,  including all documents incorporated by reference,  or in the Basic Prospectus,  any Preliminary Final Prospectus or the Final Prospectus,  or in any amendment thereof or supplement  thereto,  or arise out of or are  based  upon the  omission  or  alleged  omission  to state  therein a material  fact  required to be stated  therein or  necessary to make the  statements  therein not  misleading,  and agrees to  reimburse,  as  incurred,  each such  indemnified  party,  for any  legal or other  expenses  reasonably incurred by them in connection with investigating or defending any such loss, claim,  damage,  liability or action;
provided,  however,  that (i) the  Province  will not be liable in any such case to the extent  that any such loss, claim,  damage or liability  arises out of or is based upon any such untrue  statement or alleged untrue  statement or  omission  or alleged  omission  made  therein in  reliance  upon and in  conformity  with  written  information furnished to the Province by or on behalf of any Underwriter  through the  Representative  specifically  for use in connection  with the  preparation  thereof,  and (ii) such  indemnity  with respect to the Basic  Prospectus or any
Preliminary  Final  Prospectus  shall not enure to the  benefit of any  Underwriter  or  affiliate  thereof (or any person  controlling any Underwriter or affiliate) from whom the person  asserting any such loss,  claim,  damage or liability  purchased  the  Securities  which are the  subject  thereof if such person did not receive a copy of the
Final  Prospectus (or the Final  Prospectus as amended or supplemented) at or prior to the confirmation of the sale of such  Securities  to such  person in any case where such  delivery is  required  by the  Securities  Act and the untrue  statement  or omission of a material  fact  contained  in the Basic  Prospectus  or any  Preliminary  Final
Prospectus  was  corrected in the Final  Prospectus  (or the Final  Prospectus  as amended or  supplemented).  This indemnity agreement will be in addition to any liability which the Province may otherwise have.

(b)      Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Province:

(i)      to the same extent as the  foregoing  indemnity  from the  Province to such  Underwriter,  but only to the extent that such untrue  statement or alleged  untrue  statement or omission or alleged  omission was made in reliance upon and in conformity with written  information  furnished to the Province by or on behalf of such  Underwriter  through the  Representative  specifically  for use in the  preparation of the documents referred to in the foregoing indemnity;

(ii)     against any and all losses,  claims,  damages or liabilities,  joint or several, to which the Province may become subject under the laws of any  jurisdiction,  including but not limited to the Securities  Act, the
         Exchange  Act or other  United  States  Federal or state  statutory  law or  regulation,  at common law or otherwise,  insofar as such losses,  claims,  damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue  statement or alleged  untrue  statement of a material fact  contained in any document  prepared by such  Underwriter  and  distributed by it in connection  with the offering of the  Securities,  or which  arise out of or are based  upon the  omission  or  alleged  omission  to state therein a material fact necessary to make the statements  therein not  misleading,  and which statement or omission is not contained in the Preliminary  Final  Prospectus,  the Final Prospectus or the agreed press releases; and

(iii)    against any and all losses,  claims,  damages or liabilities,  joint or several, to which the Province may become subject arising out of or in connection  with a breach by such  Underwriter (or its affiliates that participate in the initial  distribution of the Securities) of any  representation,  or failure to perform or observe any agreement, contained in Section 6 of this Agreement.

                  Each  Underwriter,  severally  and not jointly,  agrees to reimburse,  as incurred,  any legal or other expenses  reasonably  incurred by the Province in connection with  investigating  or defending any such loss, claim,  damage,  liability or action  referred to in clauses (i), (ii) and (iii) above.  This  indemnity  agreement will be in addition to any liability  which any  Underwriter  may otherwise  have. The Province  acknowledges,  for the purposes of clause (i) above,  that the statements set forth under the heading  "Underwriting"  (except for the statements in the paragraphs  relating to the FSMA and the securities laws of New Zealand,  Japan and Hong Kong and the sentence  relating to stamp taxes and other  charges and expenses of the  offering)  in any  Preliminary  Final
Prospectus or the Final  Prospectus  constitute  the only  information  furnished in writing by or on behalf of the
Underwriters  for inclusion in any of the documents  referred to in the foregoing  indemnity,  and the Underwriters confirm that such statements are correct.

(c)      Each of the Province and the Underwriters  agree that the  Underwriters  shall have and hold the covenants of the  Province  contained  in this  Section 9 in respect of the  Underwriters'  controlling  persons  (as defined above) and  affiliates  in trust for the benefit of their  controlling  persons and  affiliates.  The  Underwriters agree to accept the trusts in this  paragraph  (c) declared and provided for and agree to enforce  those  covenants on behalf of such persons.

(d)      Promptly after receipt by an indemnified  party under this Section 9 of notice of the  commencement of any action,  such indemnified  party will, if a claim in respect thereof is to be made against the  indemnifying  party under this Section 9,  notify the indemnifying  party in writing of the commencement  thereof;  but the omission so to notify the  indemnifying  party  will not  relieve it from any  liability  which it may have to any  indemnified party otherwise than under this Section 9.

                  In case  any  such  action  is  brought  against  any  indemnified  party,  and it  notifies  the indemnifying  party of the  commencement  thereof,  the  indemnifying  party will be  entitled  to appoint  counsel satisfactory to such indemnified party to represent the indemnified party in such action;  provided,  however, that if the  defendants  in any such  action  include  both the  indemnified  party and the  indemnifying  party and the indemnified  party shall have  reasonably  concluded that there may be legal defenses  available to it and/or other indemnified  parties which are  different  from or additional to those  available to the  indemnifying  party,  the indemnified  party or parties  shall have the right to select  separate  counsel to defend such action on behalf of such  indemnified  party or parties.  An  indemnifying  party will not,  without the prior  written  consent of the indemnified  parties  (which  consent  shall not be  unreasonably  withheld or delayed),  settle or  compromise  or consent to the entry of any judgment with respect to any pending or threatened  claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether  or not the  indemnified parties are actual or potential  parties to such claim or action)  unless such  settlement,  compromise  or consent includes an unconditional  release of each indemnified party from all liability arising out of such claim,  action, suit or  proceeding.  In order to be entitled to an indemnity  with respect to a claim  hereunder,  an  indemnified party will not,  without  the prior  written  consent  of the  indemnifying  parties  (which  consent  shall not be unreasonably  withheld or delayed),  settle or  compromise  or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder  (whether or not the indemnifying  parties are actual or potential parties to such claim or action).

                  Upon receipt of notice from the indemnifying  party to such indemnified  party of its election so to appoint counsel to defend such action and approval by the indemnified  party of such counsel,  the  indemnifying party  will not be  liable  to such  indemnified  party  under  this  Section 9  for any  legal  or other  expenses subsequently incurred by such indemnified party in connection with the defense thereof unless

(i)      the  indemnified  party shall have employed  separate  counsel in accordance with the proviso to the first sentence of the next  preceding  paragraph (it being  understood,  however,  that the  indemnifying  party shall not be liable for the expenses of more than one  separate  counsel,  approved by the  Representative in the  case of  paragraph  (a) of  this  Section 9,  representing  the  indemnified  parties  under  such paragraph (a) who are parties to such action),

(ii)     the indemnifying  party shall not have employed counsel  reasonably  satisfactory to the indemnified party to represent the  indemnified  party within a reasonable  time after notice of commencement of the action,
         or

(iii)    the indemnifying  party has authorized the employment of counsel for the indemnified  party at the expense of the  indemnifying  party;  and except that, if clause (i) or (iii) is applicable,  such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).

(e)      In order to provide for just and equitable  contribution  in  circumstances  in which the  indemnification provided for in paragraph (a) of this Section 9 is due in  accordance  with its terms but is for any reason held by a court to be unavailable  from the Province on grounds of policy or otherwise,  the Province and the  Underwriters shall  contribute to the aggregate  losses,  claims,  damages and  liabilities  (including  legal or other expenses reasonably  incurred  in  connection  with  investigating  or  defending  same)  to  which  the  Province  and  the
Underwriters  may be  subject  in such  proportion  so that the  Underwriters  are  responsible  for  that  portion represented by the percentage  that the  underwriting  discount  specified in Schedule I hereto bears to the sum of such  discount  and the  purchase  price of the  Securities  specified  in  Schedule I hereto and the  Province  is responsible for the balance;  provided,  however,  that (a) in no case shall any Underwriter be responsible for any amount  in  excess  of the  underwriting  discount  applicable  to the  Securities  purchased  by such  Underwriter hereunder  and (b) no person  guilty of  fraudulent  misrepresentation  (within the meaning of Section 11(f) of the
Securities  Act)  shall be  entitled  to  contribution  from  any  person  who was not  guilty  of such  fraudulent misrepresentation.  For purposes of this Section 9, each person who controls an  Underwriter  within the meaning of the Securities Act shall have the same rights to  contribution  as the  Underwriters,  and each person who controls the Province  within the meaning of the  Securities Act and each official of the Province who shall have signed the
Registration  Statement  shall  have the same  rights  to  contribution  as the  Province.  Any party  entitled  to contribution  will,  promptly after receipt of notice of  commencement  of any action,  suit or proceeding  against such party in respect of which a claim for  contribution  may be made against  another  party or parties under this paragraph (e),  notify such party or parties from whom  contribution  may be sought,  but the omission to so notify such party or parties  shall not relieve the party or parties from whom  contribution  may be sought from any other obligation it or they may have hereunder or otherwise than under this paragraph (e).

10.      Default by an  Underwriter.  If any one or more  Underwriters  shall fail to  purchase  and pay for any of the Securities  agreed to be purchased by such  Underwriter or Underwriters  hereunder and such failure to purchase shall  constitute a default in the  performance of its or their  obligations  under this  Agreement,  the remaining
Underwriters  shall be obligated  severally to take up and pay for (in the respective  proportions which the amount of Securities  set forth  opposite  their names in Schedule II hereto bears to the  aggregate  amount of Securities set forth opposite the names of all the remaining  Underwriters)  the Securities  which the defaulting  Underwriter or Underwriters agreed but failed to purchase;  provided,  however,  that in the event that the aggregate amount of
Securities which the defaulting  Underwriter or Underwriters  agreed but failed to purchase shall exceed 10% of the aggregate  amount of Securities set forth in Schedule II hereto,  the remaining  Underwriters  shall have the right to  purchase  all,  but  shall  not be under  any  obligation  to  purchase  any,  of the  Securities,  and if such nondefaulting  Underwriters do not purchase all the Securities,  this Agreement will terminate without liability to any  nondefaulting  Underwriter or the Province.  In the event of a default by any Underwriter as set forth in this
Section 10, the Closing Date shall be postponed for such period,  not exceeding  seven days, as the  Representative shall determine in order that the required  changes in the  Registration  Statement and the Final  Prospectus or in
any other  documents  or  arrangements  may be effected.  Nothing  contained in this  Agreement  shall  relieve any defaulting  Underwriter of its liability,  if any, to the Province and any  nondefaulting  Underwriter  for damages occasioned by its default hereunder.

11.      Termination.  This  Agreement  shall  be  subject  to  termination  in  the  absolute  discretion  of  the
Representative or the Province,  by notice given to the Province or the  Representative,  as the case may be, prior to delivery  and payment for the  Securities,  if prior to that time,  there shall have  occurred  such a change in national or  international  financial,  political or economic  conditions  or currency  exchange  rates or exchange controls which, in the reasonable  judgment of the Representative or the Province,  as the case may be, is material and adverse and such changes,  singly or together with any other such change,  makes it, in the reasonable judgment of the  Representative  or the Province,  as the case may be,  impracticable  to market the Securities on the terms and in the manner  contemplated in the Final Prospectus.  Notwithstanding  any such termination,  the provisions of
Sections 9, 12, and 15 hereof shall remain in effect.

12.      Representations  and  Indemnities to Survive.  The  respective  agreements,  representations,  warranties, indemnities  and other  statements  of the Province and of the  Underwriters  set forth in or made pursuant to this
Agreement  will  remain in full  force and  effect,  regardless  of any  investigation  made by or on behalf of the
Underwriters  or the Province or any of the officers,  directors or  controlling  persons  referred to in Section 9 hereof, and will survive delivery of and payment for the Securities.

13.      Notices.  All communications  hereunder will be in writing and effective only on receipt,  and, if sent to the  Representative  on behalf of the  Underwriters,  will be mailed,  delivered,  telecopied  or  telegraphed  and confirmed to them care of the  Toronto-Dominion  Bank,  Triton Court,  14/18  Finsbury  Square,  London,  EC2A 1DB,
England,  attention:  Andrew Welch  (Telecopier  No. 44 20 7628 1054) or, if sent to the Province,  will be mailed, delivered,  telecopied or telegraphed and confirmed at Ontario Financing  Authority,  One Dundas Street West, Suite
1400,  Toronto,  Ontario,  M5G 1Z3,  attention:  Executive  Director,  Capital  Markets  Division  (Telecopier  No.
416-325-8111).

14.      Successors  and  Assigns.  This  Agreement  will enure to the  benefit of and be binding  upon the parties hereto and their  respective  successors and permitted  assigns and the officials and controlling  persons referred to in Section 9 hereof,  and no other person will have any right or obligation  hereunder.  Neither this  Agreement nor any interest or obligation in or under this  Agreement  may be assigned by the  Underwriters  without the prior written  consent of the Province or by the Province  without the prior  written  consent of the  Representative  on behalf of the Underwriters.

15.      Governing  Law.  This  Agreement  will be governed by and  construed  in  accordance  with the laws of the
Province of Ontario and the laws of Canada applicable in Ontario.

16.      Counterparts.  This  Agreement  may be executed in one or more  counterparts  (including  counterparts  by facsimile)  and when a counterpart  has been  executed by each party hereto all such  counterparts  taken  together shall constitute one and the same agreement.

17.      Advertisements.  All  advertisements  of the issue of the  Securities or publication of such formal notice as may be  required by the rules of the Stock  Exchange in  connection  with the listing of the  securities  on the
Stock  Exchange  shall be published in a form or forms and manner to which the Province  consents in writing  prior to the date of  publication.  The  Province may withhold  its consent in its  discretion  regarding  the use of any symbol in any such advertisement and the publication in which such advertisement is to appear.

18.      Time of the Essence.  Time shall be of the essence in this Agreement.

19.      Representation  of  Underwriters.  In all  dealings  hereunder,  the  Representative  shall,  and  has all necessary  authority to, act on behalf of each of the  Underwriters,  and the Province shall be entitled to act and rely upon any statement,  request,  notice or agreement given by the  Representative,  jointly or individually,  on behalf of any of the Underwriters.

                  If the foregoing is in  accordance  with your  understanding  of our  agreement,  please sign and return to us the enclosed  duplicate  hereof,  whereupon this letter and your acceptance  shall represent a binding agreement among the Province and the Underwriters.

                                                              Very truly yours,
                                                              Province of Ontario

                                                              By:    /s/ Gadi Mayman
                                                                  ------------------------------
                                                                  Name:       Gadi Mayman
                                                                  Title:      Executive Director
                                                                              Capital Markets Division
                                                                              Ontario Financing Authority

The foregoing Agreement is
hereby confirmed and accepted
as of the date first above written.

The Toronto-Dominion Bank

By:   /s/ John White
    -----------------------------------
     Authorized Signatory

For themselves and on behalf of the several Underwriters.

                                                    SCHEDULE I
                                                    ----------

Underwriting Agreement dated as of February 19, 2003

         Underwriters:                               As listed on Schedule II

         Fiscal Agency Agreement:                    Fiscal  Agency  Agreement  dated as of March 3,  2003  between the  Province of Ontario  and The Bank of New York,  as Fiscal
                                                     Agent

Title, Purchase Price and Description of Securities

         Title:                                      5.75% Bonds due March 3, 2008

         Aggregate principal amount:                 NZ$250,000,000

         Denomination:                               NZ$1,000 and integral multiples thereof

         Price to public:                            99.52%   plus   accrued   interest   from  March  3,  2003  if
                                                     settlement occurs after that date

         Purchase price (include accrued
         interest or amortization, if any):          99.37%   plus   accrued   interest   from  March  3,  2003  if
                                                     settlement occurs after that date

         Underwriting discount:                      0.15%

         Maturity:                                   March 3, 2008

         Interest rate:                              5.75%

         Interest payment dates:                     Interest   will   be   payable   in  two   equal   semi-annual
                                                     installments  in  arrears on March 3 and  September  3 of each
                                                     year,   commencing   September   3,  2003.   Whenever   it  is
                                                     necessary  to  compute  any  amount  of  accrued  interest  in respect  of the  Bonds  for a  period  of less  than  one full
                                                     year,   other  than  with   respect  to  regular   semi-annual
                                                     interest  payments,  such interest  shall be calculated on the basis of the  actual  number of days in the  period and a year of 365 or 366 days, as the case may be.

         Redemption provisions:                      The  Securities  will  not be  redeemable  prior  to  maturity unless specified events occur involving Canadian taxation

         Withholding Taxes:                          Principal  of and interest on the  Securities  will be payable without  withholding  or deduction  for  Canadian  withholding taxes to the extent described in the Final Prospectus

         Sinking fund provisions:                    None

         Other provisions:                           None

         Pre-Closing Date, Time and Location:        February  28,  2003 at the  offices of  Shearman  &  Sterling,
                                                     Toronto

         Closing Date, Time and Location:            March 3, 2003 at 9:00 a.m.  Toronto time,  upon  crediting the
                                                     Securities  through DTC to the  Underwriters  after receipt by the  Province  of the  payment  therefor,  at the  offices  of
                                                     Shearman & Sterling, Toronto

                                                    SCHEDULE II
                                                    -----------

                                                                          Principal Amount
                                                                          of Securities to
Underwriter                                                               be Purchased
-----------                                                               ------------

The Toronto-Dominion Bank                                                   NZ$220,000,000
Commonwealth Bank of Australia                                                  10,000,000
Deutsche Bank AG London                                                         10,000,000
Royal Bank of Canada Europe Limited                                             10,000,000
         Total                                                              NZ$250,000,000
                                                                          ================

                                                                                Opinion of Legal Counsel
Ministry of the                Ministère du
Attorney General               Procureur général

Legal Services Branch          Direction des services juridiques
Ministry of Finance            Ministère des Finances

[GRAPHIC OMITTED]

Ontario
7 Queen's Park Cres. East      7 Queen's Park Cres. est
Frost Building South           Edifice Frost sud
5th Floor, Room 515            5e étage, bureau 515
Toronto ON M7A 1Y7             Toronto ON M7A 1Y7

Telephone: (416) 325-1456      Téléphone:   (416) 325-1456
Facsimile:   (416) 325-1460    Télécopieur: (416) 325-1460                             March 3, 2003

The Honourable Janet Ecker
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of NZ $250,000,000
                  5.75% Bonds due March 3, 2008

         I am counsel to the Province of Ontario (the "Province") in connection with the issue of
5.75% Bonds due March 3, 2008 of the Province in the aggregate principal amount of NZ
$250,000,000 (the "Bonds") and the sale of the Bonds by the Province pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of February 19, 2003 between the Province and the Underwriters named therein.

         This opinion is being delivered pursuant to paragraph 7(b) of the Underwriting Agreement.
Terms used but not defined herein shall have the meanings ascribed thereto in the Underwriting
Agreement.

         I have examined originals or copies, certified or otherwise identified to my satisfaction, of the following:

         (a)      the Underwriting Agreement;

         (b)      a fiscal agency agreement dated as of March 3, 2003 (the "Fiscal Agency
                  Agreement") between the Province and The Bank of New York, including the form of global bond appended thereto;

         (c)      an exchange rate agency agreement dated as of March 3, 2003 (the "Exchange Rate
                  Agency Agreement") between the Province and The Bank of New York;

         (d)      the supplemented form of prospectus of the Province, including the Basic Prospectus as so supplemented and the documents incorporated by reference therein, dated

                                                       - 2 -

                  February 19, 2003, relating to the offering and sale of the Bonds (the "Final
                  Prospectus");

         (e)      the Financial Administration Act (Ontario);

         (f)      the Capital Investment Plan Act, 1993 (Ontario);

         (g)      the Interpretation Act (Ontario);

         (h)      the Proceedings Against the Crown Act (Ontario);

         (i)      the Currency Act (Canada);

         (j)      a certified copy of the Order of the Lieutenant Governor in Council of the Province
                  of Ontario numbered O.C. 1389/2002 dated June 26, 2002 made pursuant to the
                  Financial Administration Act (Ontario), (the "Order in Council") authorizing the issue and sale of the Bonds;

         (k)      a certificate of the Province dated March 3, 2003 as to the incumbency of certain representatives of the Province;

         (l)      a certificate of the Province dated March 3, 2003 relating to the borrowing authority remaining under the Order in Council;

         (m)      a written order of the Province to the Registrar relating to the authentication and delivery of the Global Bond; and

         (n)      the Global Bond dated March 3, 2003, executed by and sealed on behalf of the
                  Province.

         I have also examined such certificates of public officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

         For the purposes of this opinion, I have assumed, with regard to all documents examined by me, the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic original documents of all documents submitted to me as certified, conformed, telecopies or photostatic copies.  I have also assumed, for the purposes of the opinions expressed in paragraphs 1 and 2 below, the due execution and delivery of all agreements by the parties thereto other than the Province.

         This opinion is based upon legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that, insofar as any obligation is to be performed in any jurisdiction outside Ontario, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction.

         I have also assumed that, for the purposes of the opinions expressed in paragraphs 1 and

                                                       - 3 -

6 below, the Underwriters, and each of their affiliates that participate in the initial distribution of the
Bonds in Ontario, will at all times comply with the selling restrictions specified in Section 6(d) of the Underwriting Agreement as they relate to Ontario and have relied on the undertaking of the
Underwriters in this regard.

         The opinions given in paragraphs 1, 2, 3, 4, 6 and 9 below are subject to the following limitations and qualifications:

         (A)      the enforceability of Underwriting Agreement may be limited by general equitable principles;

         (B)      the availability of equitable remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

         (C)      pursuant to the Currency Act (Canada) a judgment by a court of the Province of
                  Ontario must be awarded in Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment;

         (D)      a court of the Province of Ontario may refuse to enforce any right of indemnity or contribution under the Underwriting Agreement to the extent such is found to be contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable in Ontario; and

         (E)      a court of the Province of Ontario may not against Her Majesty the Queen in right of
                  Ontario:

                  (i)     grant an injunction or make an order for specific performance,

                  (ii)    make an order for recovery or delivery of real or personal property, or

                  (iii)   issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

                  Subject to the foregoing, I am of the opinion that:

         (1)      The Underwriting Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council, and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

         (2)      The Fiscal Agency Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

         (3)      The Exchange Rate Agency Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

         (4)      The Bonds have been duly authorized and the Global Bond has been duly executed by and sealed on behalf of the Province in accordance with the laws of the Province and the Order in Council and, when the Global Bond is authenticated in accordance with the provisions of the Fiscal Agency Agreement and delivered and paid for by the Underwriters pursuant to the Underwriting Agreement, it will constitute a legal, valid and binding obligation of the Province, enforceable in accordance with their terms.

         (5)      The statements in the Final Prospectus under the headings "Description of Debt
                  Securities and Warrants-Canadian Income Tax Considerations" and "Taxation-
                  Canadian Taxation", are accurate in all material respects, subject to the qualifications therein stated.

         (6)      The payment of principal of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of Ontario (as defined in the Financial Administration Act (Ontario)).

         (7)      No authorization, consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Ontario or of
                  Canada is required in connection with the execution, delivery and performance by the
                  Province of the Underwriting Agreement, the Fiscal Agency Agreement, the
                  Exchange Rate Agency Agreement or the sale of the Bonds by the Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus,
                  except for the Order in Council which have been obtained.

         (8)      No stamp or other similar duty or levy is payable under the laws of the Province of
                  Ontario or the laws of Canada applicable in the Province in connection with the execution, delivery and performance by the Province of the Underwriting Agreement, the Fiscal Agency Agreement, the Exchange Rate Agency Agreement or in
                  connection with the issue and sale of the Bonds by the Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus.

         (9)      Her Majesty the Queen in right of Ontario may be sued in the courts of the Province of Ontario with regard to any claims arising out of or relating to the obligations of the
                  Province under the Bonds.  No law in the Province of Ontario requires the consent of any public official or authority for suit to be brought or judgment to be obtained against Her Majesty the Queen in right of Ontario arising out of or relating to the obligations of the Province under the Bonds, though in certain circumstances prior notice and particulars of a claim must be given to Her Majesty the Queen in right of
                  Ontario.  An amount payable by Her Majesty the Queen in right of Ontario under an order of a court of the Province of Ontario that is final and not subject to appeal is payable out of the Consolidated Revenue Fund of the Province of Ontario pursuant to the Proceedings Against the Crown Act (Ontario).

                                                       - 4 -

         By reason of the matters aforesaid, I hereby advise that each of the said Bonds of the
Province is not inconsistent with any overriding law in force in the Province and that there is no requirement of the law applicable in the Province which has not been met or fulfilled.

         This opinion may be delivered to the Underwriters who may rely thereon in connection with the transactions contemplated under the Underwriting Agreement to the same extent as if such opinion were addressed to them.  In this regard, I wish to call to the attention of the Underwriters that, pursuant to section 43 of the Financial Administration Act (Ontario), where, in the opinion of the Minister of Finance of Ontario, a person is indebted to the Crown in right of Ontario or in right of Canada or any agency of the Crown in any specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the Minister considers fit in the circumstances to be applied against such indebtedness of that person.

         I consent to the inclusion of this opinion in a Form 18-K/A amendment to the Province's annual report on Form 18-K for the year ended March 31, 2002, which annual report is incorporated by reference into Registration Statement No.333-84746 filed with the Securities and Exchange
Commission of the United States of America.

                                                                     Yours truly,

                                                                      /s/ Kristina Knopp
                                                                     ------------------------------
                                                                     Kristina Knopp
                                                                     Legal Counsel
                                                                     Legal Services Branch
                                                                     Ministry of Finance

                                                                                Schedule of Expenses

                         V. SCHEDULE OF EXPENSES

     It is estimated  that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.......................U.S.  $    6,900.00

Printing and Engraving expenses.............................................0.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................$   30,000.00

Legal fees and expenses............................................$   25,000.00

Rating Agency fees and expenses....................................$    5,266.55

Listing Agent fees and expenses.............................................0.00

Depository fees and expenses.......................................$   38,000.00

Underwriters' expense reimbursement.........................................0.00

T0TAL                                                         U.S.  $ 105,166.55
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